Exhibit 99.1

HUTCHMED Reports 2025 Interim Results

— Indications expansion driving growth and ATTC platform enriching pipeline —

— $455 million in net income attributable to HUTCHMED driven by non-core partial disposal —

Hong Kong, Shanghai & Florham Park, NJ — Thursday, August 7, 2025: HUTCHMED (China) Limited (“HUTCHMED”, the “Company” or “we”) (Nasdaq/AIM:HCM; HKEX:13) today reports its financial results for the six months ended June 30, 2025 and provides updates on key clinical and commercial developments.

HUTCHMED to host results webcasts today at 8:00 a.m. EDT / 1:00 p.m. BST / 8:00 p.m. HKT in English on Thursday, August 7, 2025, and tomorrow at 8:30 a.m. HKT in Chinese (Putonghua) on Friday, August 8, 2025. After registration, investors may access the live webcast at www.hutch-med.com/event.

All amounts are expressed in US dollars unless otherwise stated. A list of abbreviations is in the Glossary on page 36.

Global commercial progress and delivery of sustainable growth

●	ORPATHYS® (savolitinib) secured China approval of its third lung cancer indication for EGFRm NSCLC patients with MET amplification after progression on EGFR inhibitor treatment in combination with TAGRISSO® (osimertinib) on June 30, 2025, in time to be eligible for potential national reimbursement negotiation towards the end of this year. This combination offers the only oral, chemotherapy-free approach to a sizable percentage (~30%) of these patients. The approval triggered a $11.0 million milestone payment from AstraZeneca which markets both ORPATHYS® and TAGRISSO®.
●	FRUZAQLA® (fruquintinib ex-China) in-market sales by Takeda were up 25% to $162.8 million (H1-24: $130.5m) as its geographical coverage expanded to more than 30 countries. ELUNATE® (fruquintinib China) achieved $43.0 million (H1-24: $61.0m) reflecting intensifying competitive pressures and streamlining of our salesforce structure, but growth has returned recently. Total Oncology/Immunology consolidated revenue, including milestone and service income, was $143.5 million (H1-24: $168.7m).
●	Net income attributable to HUTCHMED of $455.0 million was achieved in the first half of 2025 (H1-24: $25.8m), with a cash balance of $1.36 billion as of June 30, 2025, significantly boosted by a $416.3 million divestment gain, net of tax from the disposal of a partial equity stake in a non-core joint venture and divestment proceeds.

Pipeline progress and new technology platform

●	Positive results from the SACHI China and SAVANNAH global lung cancer trials of ORPATHYS® in combination with TAGRISSO® were presented at ASCO and ELCC conferences. SACHI showed mPFS of 8.2 months with this oral combination compared to 3.0 months with chemotherapy, and SAVANNAH showed 7.4 months with this oral combination. This is the only treatment option that demonstrated statistically significant results in a biomarker-directed pivotal clinical trial in MET amplified, EGFR TKI refractory NSCLC patients. Enrollment in the SAFFRON global Phase III trial is expected to complete in the second half of this year and readout in the first half of 2026.
●	Phase II/III trial on SULANDA® (surufatinib) in combination with AiRuiKa® (camrelizumab) and chemotherapy for previously-untreated metastatic pancreatic cancer patients is progressing well, targeting data readout in the second half of 2025. An earlier study presented promising updated data at ASCO with ORR of 51.1% (vs 24.4% with chemotherapy) and mPFS of 7.9 months (vs 5.4 months).
●	Positive FRUSICA-2 Phase III results supported the China approval submission for ELUNATE® with TYVYT® (sintilimab) in previously-treated kidney cancer. Details to be presented at ESMO Congress. Prior Phase Ib/II study showed ORR of 60.0% and mPFS of 15.9 months.
●	New Antibody-Targeted Therapy Conjugates (ATTC) platform drug candidates have been selected, planning to enter clinical development in late 2025. We also plan to present pre-clinical data at a scientific conference before the end of this year. Successful development of multiple ATTC molecules is expected to lead to collaboration and licensing opportunities in the future. Initial responses from potential partners are very positive.

Dr Dan Eldar, Non-executive Chairman of HUTCHMED, said, “With a strong balance sheet, robust operations and an exciting new ATTC platform, HUTCHMED is ready to enter a new phase of growth. Partnering is still a strategic focus, with multinational pharmaceutical companies remaining favorable towards such licensing opportunities with China biotech companies. In recent months we have seen markets’ sentiment and performance have significantly improved. China domestic drug policy and pricing environment also manifest strengthened support for innovative drug development, with the potential introduction of a commercial insurance drug list later this year, targeting a diversified, multi-layered healthcare social security payment system down the road.

We intend to prudently and actively deploy resources to expedite the development of a series of drug candidates from our novel ATTC platform, including synchronous clinical development in China and overseas. Our 20 years of knowledge of in-house discovery, experience in running large-scale pivotal trials, collaboration with international partners and success in obtaining global regulatory approvals empower us to bring forth more innovative medicines to address large unmet needs around the world.”

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said, “We concluded the first half of 2025 with several important milestones achieved, some earlier than expected. The presentation of SACHI data at ASCO in a late-breaking oral presentation at the beginning of June was impressive, validating both the clinical strength and commercial advantages of ORPATHYS® in the market. This is the first biomarker-selected pivotal study globally for EGFR TKI refractory lung cancer patients, demonstrating clear clinical benefits for these patients. The China approval of ORPATHYS® at the end of June for this indication, six months after filing acceptance, was ahead of schedule and in time to qualify for national reimbursement negotiation. Also in June, the third indication of ELUNATE® for kidney cancer was accepted for review by the NMPA, supported by positive data in the FRUSICA-2 Phase III trial, to be presented at ESMO Congress. We also launched TAZVERIK® (tazemetostat), our first hematological oncology drug, in July following approval in March.

We believe sales growth should improve in second half of 2025, with the help of indication expansion in China and better market penetration overseas. In the near term, we shall start clinical development of multiple drug candidates from our ATTC program, a crucial technology platform, which will enrich our pipeline and provide ample partnership opportunities.”

2025 INTERIM RESULTS & BUSINESS UPDATES

I. COMMERCIAL OPERATIONS

FRUZAQLA® in-market sales by Takeda were up 25% in the first half of 2025 at $162.8 million, driven by strong growth following approvals in more than 30 countries to date, including over 10 new markets in 2025. Reimbursement was received in the US, Spain and Japan last year, and in July 2025, positive recommendation was received for NHS reimbursement in England and Wales.

The China pharmaceutical sector has gone through multifaceted changes. To position HUTCHMED for sustainable long-term growth, HUTCHMED has streamlined its sales force to establish a more efficient commercial organization and enhance productivity. In the face of intensifying competition as its products mature, HUTCHMED has strengthened its strategy to continue to focus on science-driven commercial activities to further differentiate its products. In the first half of 2025, in-market sales in China for ELUNATE®, SULANDA® and ORPATHYS® decreased as compared to the first half of 2024, reflecting competition and the transitional effects of the changes in our sales team and marketing strategy.

Total in-market sales were down 4%. Consolidated revenue dropped 22% due to lower China in-market sales, offset by flat FRUZAQLA® revenue.

Other Oncology/Immunology revenue, consisting of upfront or milestones, R&D services and licensing to our partners increased 9% to $44.4 million. Revenue from Other Ventures, comprising prescription drug distribution, remained flat, leading to total consolidated revenue of $277.7 million, down 9%.

	In-market Sales*				Consolidated Revenue**
(Unaudited, $ in millions)	H1 2025	H1 2024	%Δ	(CER)	H1 2025	H1 2024	%Δ	(CER)
FRUZAQLA®	$162.8	$130.5	+25%	(+25%)	$43.1	$42.8	+1%	(+1%)
ELUNATE®	$43.0	$61.0	-29%	(-29%)	$33.6	$46.0	-27%	(-27%)
SULANDA®	$12.7	$25.4	-50%	(-50%)	$12.7	$25.4	-50%	(-50%)
ORPATHYS®	$15.2	$25.9	-41%	(-41%)	$9.0	$13.1	-32%	(-32%)
TAZVERIK®	$0.7	$0.5	+49%	(+49%)	$0.7	$0.5	+49%	(+49%)
Oncology Products	$234.4	$243.3	-4%	(-4%)	$99.1	$127.8	-22%	(-22%)
Takeda upfront, regulatory milestones and R&D services					$29.5	$33.8	-13%	(-13%)
Other revenue (R&D services and licensing)					$14.9	$7.1	+111%	(+111%)
Total Oncology/Immunology					$143.5	$168.7	-15%	(-15%)
Other Ventures					$134.2	$137.0	-2%	(-1%)
Total Revenue					$277.7	$305.7	-9%	(-9%)

* FRUZAQLA®, ELUNATE® and ORPATHYS® mainly represent total sales to third parties as provided by Takeda, Eli Lilly and AstraZeneca, respectively.

** FRUZAQLA® represents manufacturing revenue and royalties paid by Takeda; ELUNATE® represents manufacturing revenue, promotion and marketing services revenue and royalties paid by Eli Lilly to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; ORPATHYS® represents manufacturing revenue and royalties paid by AstraZeneca to HUTCHMED and sales to other third parties invoiced by HUTCHMED; SULANDA® and TAZVERIK® represent the HUTCHMED’s sales of the products to third parties.

II. REGULATORY UPDATES

●	Savolitinib sNDA approved by the NMPA for 2L EGFRm NSCLC patients with MET amplification, in combination with TAGRISSO®, triggering $11.0 million milestone from AstraZeneca, in June 2025.
●	Savolitinib sNDA approved by the NMPA for 1L and 2L (converted from conditional to full approval) METex14 NSCLC in January 2025. Savolitinib approved in Hong Kong for METex14 NSCLC under the 1+ Mechanism in February 2025.
●	Tazemetostat NDA conditionally approved by the NMPA for 3L R/R follicular lymphoma with EZH2 mutation in March 2025.

III. LATE-STAGE CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS® in China), a highly selective oral inhibitor of MET

●	Presented SACHI China Phase III results at ASCO 2025 for 2L EGFRm NSCLC patients with MET amplification, in combination with TAGRISSO®, showing mPFS of 8.2 months compared to 4.5 months with chemotherapy in ITT population (HR 0.34), and 6.9 months compared to 3.0 months in post third-generation EGFR TKI-treated subgroup (HR 0.32, both p<0.0001) (NCT05015608).
●	Presented SAVANNAH global Phase II results at ELCC 2025 for 2L EGFRm NSCLC patients with MET amplification or overexpression, in combination with TAGRISSO®, showing ORR of 56%, mPFS of 7.4 months and mDoR of 7.1 months (NCT03778229).
●	Continued enrolling SAFFRON global Phase III study for 2L EGFRm NSCLC patients with MET amplification or overexpression (NCT05261399) and the study will potentially support global filings; and SANOVO China Phase III study for 1L EGFRm NSCLC patients with MET overexpression (NCT05009836).
●	Completed enrollment of China Phase II registrational study for 3L gastric cancer patients with MET amplification (NCT04923932).

Potential upcoming clinical milestones for savolitinib:

●	Complete SAFFRON Phase III enrollment in the second half of 2025, data readout in the first half of 2026.
●	Complete SANOVO China Phase III enrollment in the second half of 2025.

Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China), a selective oral inhibitor of VEGFR

●	Positive results of FRUSICA-2 China Phase III in 2L RCC in March 2025 (NCT05522231).
●	Presented China Phase II IIT results at AACR, in combination with TUOYI® (toripalimab) or TYVYT®, in 2L and above MSS/pMMR CRC, showing mPFS of 13.2 months and mOS of 29.0 months (NCT04483219).

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk

●	Ongoing ESLIM-01 ITP NMPA NDA review stipulates a lower impurity limit, requiring further manufacturing validation and stability test. Target re-submission in first half of 2026, with additional data rolling in during second half of 2026. In the future, the company will look to continue overseas development.
●	Published China Phase II results in warm AIHA in China at EHA and in The Lancet Haematology in 2025, demonstrating overall response rate of 66.7% and a favorable safety profile (NCT05535933).
●	Completed ESLIM-02 China Phase III enrollment for warm AIHA in June 2025 (NCT05535933).

Potential upcoming regulatory milestones for sovleplenib:

●	ESLIM-01 NMPA NDA re-submission in first half of 2026 (NCT05029635).
●	ESLIM-02 NMPA sNDA submission in first half of 2026 (NCT05535933).

Surufatinib (SULANDA® in China), an oral inhibitor of VEGFR, FGFR and CSF-1R

Potential upcoming clinical milestone for surufatinib:

●	Data readout of Phase II part of a China Phase II/III HUTCHMED-sponsored trial for 1L metastatic PDAC patients, in combination with AiRuiKa®, nab-paclitaxel and gemcitabine in late 2025 (NCT06361888).

Tazemetostat (TAZVERIK® in China), a first-in-class, oral inhibitor of EZH2

●	TAZVERIK® NDA approved by the NMPA for 3L R/R follicular lymphoma with EZH2 mutation.
●	Continued enrolling SYMPHONY-1 China portion of the Phase III portion of the global study, in combination with lenalidomide and rituximab, in 2L follicular lymphoma patients (NCT04224493).

Fanregratinib (HMPL-453), a novel, highly selective and potent inhibitor targeting FGFR 1, 2 and 3

●	Completed enrollment of China Phase II registrational trial for IHCC with FGFR fusion / rearrangement in February 2025 (NCT04353375).

Ranosidenib (HMPL-306), an investigative and highly selective oral dual-inhibitor of IDH1 and IDH2 enzymes

●	Continued enrolling RAPHAEL China Phase III trial for 2L R/R IDH1/2-mutant AML (NCT06387069).

IV. ANTIBODY-TARGETED THERAPY CONJUGATE (ATTC) PLATFORM

New in-house created platform with multiple potential IND candidates

HUTCHMED plans to initiate China and global clinical trials for our first ATTC drug candidate around the end of 2025, followed by multiple global IND filings for more ATTC candidates in 2026.

Our ATTC next-generation technology platform leverages over 20 years of expertise in targeted therapies with small molecules inhibitors. By linking a monoclonal antibody with a proprietary targeted small-molecule inhibitor (SMI) payload, our ATTC platform has the capability to derive multiple drug candidates targeting various oncology indications, including precision medicine against selective sub-types. These ATTC drug candidates enrich the next wave of clinical development with potential key advantages over traditional antibody-drug conjugates and/or small molecule medicines.

●	Better efficacy through synergistic antibody-small molecule targeted therapy combinations that will target specific mutations; overcome drug resistance to existing treatment.
●	Improved safety and prolonged treatment given lower off-tumor or off-target toxicity than small molecules, lower risk of myelosuppression and better safety than cytotoxin-based conjugates.
●	Attractive pharmacokinetics tackles difficult drug targets, enabled by antibody-guided delivery to target sites which will improve bioavailability and reduce drug-drug interactions.
●	Advantages over existing ADCs due to lower off-tumor toxicities from the SMI payload, released through lysosomal cleavage inside target cells, targets cell signaling pathway driven by mutation specific to tumor cells. It can be used in combination with established standard therapies such as chemotherapy and immunotherapy to further enhance efficacy.
●	Potential first-line applications, as chemo-free ATTC can potentially support combinations with other targeted therapies, chemotherapy and immunotherapy, in early-line settings with broad market potential.

V. COLLABORATION UPDATES

Further progress of candidate IMG-007, discovered by HUTCHMED

●	ImageneBio, Inc. (Nasdaq: IMA) – Inmagene and Ikena Oncology, Inc. completed a merger on July 25, 2025 and ImageneBio, Inc., the merged entity, holds the license rights to IMG-007 granted by HUTCHMED. HUTCHMED has an approximate 3.67% shareholding in ImageneBio, Inc.
●	Announced positive results of a US/Canada Phase IIa study of IMG-007 for atopic dermatitis in April 2025, showing week 16 mean change in EASI of 77% and EASI-75 response of 54% (NCT05984784).
●	Dosed the first patient in a US Phase IIb randomized, double-blind, placebo-controlled dose-finding study of IMG-007 for moderate-to-severe atopic dermatitis in July 2025, targeting to enroll 220 patients who have had inadequate response to and/or intolerance of topical therapies (NCT07037901).
●	Announced positive results of a US/Canada Phase IIa study of IMG-007 for severe alopecia areata in January 2025, showing mean reduction from baseline in Severity of Alopecia Tool (SALT) score of 30.1% by week 36 (NCT06060977).

VI. OTHER VENTURES

●	Other Ventures consolidated revenue, predominantly from the prescription drug distribution business in China, were steady at $134.2 million for the six months ended June 30, 2025.
●	HUTCHMED divested a 45.0% equity interest in SHPL for $608.5 million in cash in April 2025, retaining a 5.0% equity interest. A divestment gain, net of tax of $416.3 million was recognized during the first half of 2025. As a result, HUTCHMED’s share of equity in earnings of SHPL decreased to $23.1 million for the six months ended June 30, 2025.
●	Consolidated net income attributable to HUTCHMED from Other Ventures increased to $440.3 million (H1-24: $34.1m), primarily due to the SHPL interest disposal.

VII. SUSTAINABILITY

In April 2025, the 2024 Sustainability Report was published, highlighting the progress made in 11 goals and targets and enhanced climate actions, including improved Scope 3 data, tightened control over air travel and engagement with suppliers. This year, a comprehensive climate risks assessment is being conducted to further understand and quantify the potential financial impacts of climate change, including physical risks brought by flooding and heat stress, and transition risks for HUTCHMED under optimistic and pessimistic scenarios.

HUTCHMED has made notable progress in its ESG ratings, including ratings from CDP Worldwide, the Hang Seng Corporate Sustainability Index Series, ISS ESG, MSCI ESG, Sustainalytics, and S&P Global ESG. In May 2025, HUTCHMED ranked third in ESG Excellence in the Healthcare, Pharmaceutical, and Biotechnology sector in the Extel’s Asia Executive Team survey, reflecting feedback from over 5,400 portfolio managers and analysts. Extel ranked HUTCHMED as one of the Most Honored Companies; ranked it first in Best Board of Directors, Best CEO, Best IR Program and Best IR Professionals; as well as second in Best CFO and Best IR Team in the Healthcare, Pharmaceutical, and Biotechnology sector.

FINANCIAL HIGHLIGHTS

Revenue for the six months ended June 30, 2025 was $277.7 million compared to $305.7 million for the six months ended June 30, 2024.

●	Oncology/Immunology consolidated revenue amounted to $143.5 million (H1-24: $168.7m):
◾	FRUZAQLA® revenue was $43.1 million (H1-24: $42.8m), reflecting continued growth in royalties, offset by reduced manufacturing revenue compared to its launch year. In-market sales by Takeda were $162.8 million (up 25%) driven by strong growth following approvals in more than 30 countries to date, including over 10 new markets in 2025.
◾	ELUNATE® revenue decreased to $33.6 million (H1-24: $46.0m) in its seventh year since launch, comprising manufacturing revenue, promotion and marketing services revenue and royalties. In-market sales decreased to $43.0 million, reflecting the intensifying competitive pressures from combination therapies of key competing products and their additional generics and biosimilars entry in 3L CRC. The launch of the entry of the new indication 2L EMC in 2025 and continuous inclusion of ELUNATE® in key guidelines are expected to drive future growth.
◾	SULANDA® revenue decreased to $12.7 million (H1-24: $25.4m) in the face of strong competition for NET patients from new somatostatin analogues drugs with their inclusion in the NRDL and broader coverage. To counteract this challenge, we continue to drive awareness and product differentiation to uphold SULANDA® position in TKI.
◾	ORPATHYS® revenue decreased to $9.0 million (H1-24: $13.1m) on in-market sales of $15.2 million, impacted by the launch and NRDL inclusion of several competing drugs for METex14 skipping NSCLC. Such results have not reflected expected growth from the recent approval for the much larger EGFR TKI-refractory, MET-amplified NSCLC patient population at the end of June 2025.
◾	TAZVERIK® revenue was $0.7 million (H1-24: $0.5m) mainly from sales in Hainan and Hong Kong. Launched in mainland China in July 2025 following its approval in March 2025.
◾	Takeda upfront, regulatory milestones and R&D services revenue were $29.5 million (H1-24: $33.8m), of which $26.6 million was recognized from Takeda deferred revenue.
◾	Other revenue of $14.9 million (H1-24: $7.1m), includes regulatory milestone of $11.0 million from AstraZeneca following China NDA approval for ORPATHYS® combined with TAGRISSO®.
●	Other Ventures consolidated revenue of $134.2 million (H1-24: $137.0m) remained flat.

Net Expenses for the six months ended June 30, 2025 were $239.0 million compared to $279.9 million for the six months ended June 30, 2024, reflecting strong cost control efforts.

●	Cost of Revenue decreased 7% to $167.6 million (H1-24: $180.1m), which was mainly due to lower Oncology/Immunology revenue. Cost of revenue as a percentage of oncology product revenue remained stable at 39% (H1-24: 38%).
●	R&D Expenses reduced by 24% to $72.0 million (H1-24: $95.3m). While R&D investment outside of China reduced to $7.6 million (H1-24: $14.9m) as we continued to integrate our global R&D operations with China, the decrease was mainly driven by China with R&D investment of $64.4 million (H1-24: $80.4m) reflecting lower costs from completed studies which are under NDA review (e.g. ELUNATE® in 2L RCC) or already led to NMPA approval in H1-25 (e.g. ORPATHYS® in 2L NSCLC). Joint China and global clinical development effort ongoing to gear up for multiple drug candidates from our ATTC program.
●	S&A Expenses were $41.6 million (H1-24: $57.8m). The decrease was mainly due to a reduction in S&A expenses for oncology products which was $13.4 million or 13.5% of oncology product revenue (H1-24: $25.1 million or 19.6%) as sales force structure was streamlined and tighter spending controls imposed.
●	Other Items generated net income of $42.2 million (H1-24: $53.3m), mainly comprised of equity in earnings of SHPL, interest income and expense, foreign exchange and taxes. The decrease was primarily due to lower share of equity in earnings of SHPL at $23.1 million (H1-24: $33.8m) as our share decreased to 5% (H1-24: 50%) after the divestment of a partial stake in SHPL completed in April 2025.

Gain on divestment of SHPL, net of tax was $416.3 million for the six months ended June 30, 2025.

Net Income attributable to HUTCHMED for the six months ended June 30, 2025 was $455.0 million compared to $25.8 million for the six months ended June 30, 2024.

●	The net income attributable to HUTCHMED for the six months ended June 30, 2025 was $0.53 per ordinary share / $2.65 per ADS (H1-24: $0.03 per ordinary share / $0.15 per ADS).

Cash, Cash Equivalents and Short-Term Investments were $1,364.5 million as of June 30, 2025 compared to $836.1 million as of December 31, 2024.

●	Adjusted Group (non-GAAP) net cash inflows excluding financing activities in the first half of 2025 were $519.1 million mainly due to the receipt of $608.5 million gross proceeds from the partial divestment of SHPL, offset with the $59.5 million capital gain tax payment for the partial divestment of SHPL, $10.0 million regulatory approval milestone payment and $9.2 million in capital expenditures (H1-24: -$51.3m mainly due to $39.8 million net cash used in operating activities and $10.1 million of capital expenditures).
●	Net cash generated from financing activities in the first half of 2025 totaled $9.3 million mainly due to drawdowns of bank borrowings of $8.2 million (H1-24: net cash used in financing activities of $32.6m mainly due to purchases for equity awards of $36.1 million).

Foreign exchange impact: The RMB depreciated against the US dollar on average by approximately 0.8% during the first half of 2025, which has impacted consolidated financial results as highlighted.

FINANCIAL GUIDANCE

HUTCHMED updates full year 2025 guidance for Oncology/Immunology consolidated revenue to $270 million - $350 million due to the phasing of milestone income from partners to 2026 and onwards, as well as the estimated delay of sovleplenib China NDA review completion to after 2025. HUTCHMED will leverage its strong cash resources to accelerate ATTC global development and explore investment opportunities.

Shareholders and investors should note that:

●	The Company does not provide any guarantee that the statements contained in the financial guidance will materialize or that the financial results contained therein will be achieved or are likely to be achieved; and
●	The Company has in the past revised its financial guidance and reference should be made to any announcements published by it regarding any updates to the financial guidance after the date of publication of this announcement.

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Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

———

FINANCIAL SUMMARY

Condensed Consolidated Balance Sheets Data

	As of	As of
(in $’000)	June 30, 2025	December 31, 2024
	(Unaudited)
Assets
Cash and cash equivalents and short-term investments	1,364,520	836,110
Accounts receivable	146,967	155,537
Other current assets	80,840	74,908
Property, plant and equipment	94,573	92,498
Investment in an equity investee	3,645	77,765
Other non-current assets	85,395	37,378
Total assets	1,775,940	1,274,196
Liabilities and shareholders’ equity
Accounts payable	43,725	42,521
Other payables, accruals and advance receipts	221,061	256,124
Deferred revenue	77,628	98,503
Bank borrowings	93,444	82,806
Other liabilities	98,159	22,389
Total liabilities	534,017	502,343
Company’s shareholders’ equity	1,229,064	759,929
Non-controlling interests	12,859	11,924
Total liabilities and shareholders’ equity	1,775,940	1,274,196

Condensed Consolidated Statements of Operations Data

(Unaudited, in $’000, except share and per share data)	Six months ended June 30,
	2025	2024
Revenue:
Oncology/Immunology – Marketed Products	99,039	127,796
Oncology/Immunology – R&D	44,408	40,841
Oncology/Immunology Consolidated Revenue	143,447	168,637
Other Ventures	134,230	137,044
Total revenue	277,677	305,681

Operating expenses:
Cost of revenue	(167,577)	(180,135)
Research and development expenses	(71,990)	(95,256)
Selling and administrative expenses	(41,624)	(57,811)
Total operating expenses	(281,191)	(333,202)

	(3,514)	(27,521)
Gain on divestment of an equity investee	477,456	—
Other income, net	21,650	22,765
Income/(loss) before income taxes and equity in earnings of an equity investee	495,592	(4,756)
Income tax expense	(2,029)	(2,886)
Income tax expense – Divestment of an equity investee	(61,133)	—
Equity in earnings of an equity investee, net of tax	23,125	33,807
Net income	455,555	26,165
Less: Net income attributable to non-controlling interests	(601)	(364)
Net income attributable to HUTCHMED	454,954	25,801

Earnings per share attributable to HUTCHMED (US$ per share)
– basic	0.53	0.03
– diluted	0.52	0.03
Number of shares used in per share calculation
– basic	857,038,725	856,030,704
– diluted	872,564,513	872,534,466

Earnings per ADS attributable to HUTCHMED (US$ per ADS)
– basic	2.65	0.15
– diluted	2.61	0.15
Number of ADSs used in per ADS calculation
– basic	171,407,745	171,206,141
– diluted	174,512,903	174,506,893

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, and the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
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Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its subsidiaries unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, that any approvals which have been obtained will continue to remain valid and effective in the future, or that the sales of products marketed or otherwise commercialized by HUTCHMED and/or its collaboration partners (collectively, “HUTCHMED’s Products”) will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the delay or inability of a drug candidate to meet the primary or secondary endpoint of a study; the delay or inability of a drug candidate to obtain regulatory approval in different jurisdictions or the utilization, market acceptance and commercial success of HUTCHMED’s Products after obtaining regulatory approval; discovery, development and/or commercialization of competing products and drug candidates that may be superior to, or more cost effective than, HUTCHMED’s Products and drug candidates; the impact of studies (whether conducted by HUTCHMED or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of HUTCHMED’s Products and drug candidates in development; the ability of HUTCHMED to manufacture and manage supply chains, including various third party services, for multiple products and drug candidates; the availability and extent of reimbursement of HUTCHMED’s Products from third-party payers, including private payer healthcare and insurance programs and government insurance programs; the costs of developing, producing and selling HUTCHMED’s Products; the ability to obtain additional funding when needed; the ability to obtain and maintain protection of intellectual property for HUTCHMED’s Products and drug candidates; the ability of HUTCHMED to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the successful disposition of its non-core business; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates, uncertainties in global interest rates, and geopolitical relations, sanctions and tariffs. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Ends

OPERATIONS REVIEW

ONCOLOGY/IMMUNOLOGY

HUTCHMED discovers, develops, manufactures and markets targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 890 scientists and staff, and an in-house oncology commercial organization of approximately 740 staff, based in Shanghai, Suzhou, Beijing and Hong Kong in China and New Jersey in the US.

Out of our 13 drug candidates in various stages of clinical trials, four medicines, fruquintinib, surufatinib, savolitinib and tazemetostat, have been approved in mainland China. Fruquintinib has also been approved in or launched in more than 30 countries, including the US, EU and Japan as of July 2025. Savolitinib has completed an overseas Phase II study and an ongoing Phase III study will potentially support global filings if data proves satisfactory. Our fifth medicine, sovleplenib, has been accepted for review by the NMPA in China, pending approval. Beyond these drug candidates, our novel discovery and early-stage development is focused on progressing drug candidates from our ATTC next-generation technology platform, which currently has several molecules in the pre-clinical stage.

RESEARCH & DEVELOPMENT

With US, EU and Japan approvals of fruquintinib in November 2023, June 2024 and September 2024, respectively, we now possess a track record of discovery, clinical development and regulatory submissions of an innovative medicine launched globally. Our strategy is aimed at accelerating our path to establish a long-term sustainable business, by prioritizing late-stage and registrational studies in China and partnering outside of China. HUTCHMED intends to continue to run early phase development programs for selected drug candidates internationally where we believe we can differentiate from a global perspective.

HUTCHMED plans to accelerate innovation through artificial intelligence (AI) integration, with a focus on key R&D stages to improve return on investment (ROI) and iterative learning. In the near term, we plan to expedite the identification of high-potential drug candidates and reduce late-stage pre-clinical attrition. In the medium-term, we target faster patient recruitment through better screening and clinical trial design, leading to R&D efficiency gain with an integrated AI platform.

Antibody-Targeted Therapy Conjugate Technology Platform

In January 2025, HUTCHMED announced its next-generation in-house technology platform in antibody-targeted therapy conjugates, or ATTCs. For over three years, we have invested significant resources into this new platform, which should provide multiple drug candidates in the future. Compared to traditional cytotoxin-based antibody-drug conjugates, the traditional toxin-based payload is replaced with a targeted small molecule. Thus, unlike traditional antibody-drug conjugates, ATTCs have potential to be administered in combination with chemotherapy or other targeted agents, which is particularly important in frontline settings.

Another benefit of such design is to further optimize the strength of the small-molecule drug, which may otherwise be limited by a narrow therapeutic window. Through a reduction of off-tumor or off-target toxicity, our platform is designed to deliver highly potent concentrations of small molecule inhibitors to target sites. This has potential to confer efficacy in a broad array of indications with high unmet needs and enable long-term usage. More generally, our ATTC platform has the potential to incorporate high molecular weight drug payloads such as proteolysis targeting chimeras (PROTACs) and protein-protein inhibitors (PPIs).

Pre-clinical data to date suggests robust anti-tumor activity and durable response with our ATTC candidates, compared to monoclonal antibodies in combination with targeted small molecule therapy in a variety of tumor types. IND-enabling work is ongoing and first global clinical trials, including in China, are expected to initiate in late 2025.

Below is a summary update of the clinical trial progress of our investigational drug candidates. For more details about each trial, please refer to recent scientific publications.

Savolitinib (ORPATHYS® in China)

Mechanism of action: savolitinib is an oral, potent and highly selective inhibitor of MET. The MET pathway functions abnormally through amplification, overexpression and mutations. The aberrant activation of MET is correlated with tumor growth, survival, invasion, metastasis, suppression of cell death and angiogenesis. MET aberrations may contribute to drug resistance in NSCLC and CRC following anti-EGFR treatment.

Target indications: savolitinib was approved for METex14 NSCLC in 2021 in China, where there are 1.06 million new cases of lung cancer (226,000 in the US) in 2022, according to Globocan. About 80-85% are classified as NSCLC, with 2-3% in METex14. In June 2025, savolitinib expanded its indication to EGFRm MET amplified 2L NSCLC in combination with TAGRISSO®. In China, 30-40% of NSCLC patients are EGFRm (10-15% in the US). After 1L treatment, about 60% will develop resistance and progress to 2L, of which 1/3 are driven by MET. Separately, MET is an oncogenic driver occurring in 4-6% of GC, leading to poor prognosis. We are developing additional indications for savolitinib in MET overexpressed 1L NSCLC, MET amplified 3L GC and MET-driven PRCC.

Clinical development: SACHI China Phase III data was presented at ASCO 2025 late-breaking oral presentation session with mPFS of 6.9 months (HR 0.32, p<0.0001) for 2L NSCLC patients who failed prior third-generation EGFR TKI. In a cross-trial comparison against an EGFR-MET bispecific antibody, savolitinib plus TAGRISSO® combination shows superior PFS and CNS efficacy. The data also highlights the importance of tissue biopsy and FISH test for differentiated benefits for 2L NSCLC patients, in contrast to a lack of MET-specific data from competing modalities. Our SAFFRON global Phase III study is ongoing and targets to complete patient enrollment in the second half of 2025 and readout data in the first half of 2026.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Savolitinib + TAGRISSO®	SAFFRON: 2L/3L EGFRm, TAGRISSO® refractory, MET amplified or overexpressed NSCLC (vs chemo); NCT05261399	PFS	Global III	Ongoing
Savolitinib + TAGRISSO®	SACHI: 2L EGFRm, EGFR TKI refractory, MET amplified NSCLC (vs chemo); NCT05015608	PFS	China III

NMPA approved in Jun 2025. Data at ASCO 2025. mPFS 8.2 vs 4.5 months (ITT, HR 0.34), 6.9 vs 3.0 months (post third-generation, HR 0.32) all p<0.0001, mOS 22.9 vs 17.7 months (ITT, HR 0.84, data immature), G≥3 TRAE 45 vs 48%

Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm, TAGRISSO® refractory, MET amplified or overexpressed NSCLC (single-arm); NCT03778229	ORR	Global II	Data at ELCC 2025. By investigator/BICR: ORR 56/55%, mPFS 7.4/7.5 months, mDoR 7.1/9.9 months, G≥3 TEAE 57%
Savolitinib + TAGRISSO®	SANOVO: 1L EGFRm, MET overexpressed NSCLC (vs TAGRISSO®); NCT05009836	PFS	China III	Ongoing
Savolitinib monotherapy	1L/2L METex14 NSCLC (single-arm); NCT04923945	ORR	China IIIb	NMPA approved in Jan 2025; conditionally approved in 2021. Data at ELCC 2024 and 2025. 1L/2L: ORR 62.1/39.2%, mPFS 13.7/11.0 months, mOS 28.3/25.3 months, G≥3 TEAE 62%
Savolitinib monotherapy	3L gastric cancer with MET amplified, two stages (single-arm); NCT04923932	ORR	China II	Registration twice-daily cohort LPI Apr 2025. Data at AACR 2023. 2L+ ORR 50%
Savolitinib + IMFINZI®	SAMETA: MET-driven PRCC (vs IMFINZI® or SUTENT®); NCT05043090	PFS	Global III	Completed enrollment

For the first time, a China Phase II IIT study (FLOWERS, NCT05163249) of 1L MET amplified/overexpressed EGFRm NSCLC, comparing patients on savolitinib plus TAGRISSO® vs. TAGRISSO® alone, presented data at WCLC 2024, showing ORR of 90.5% vs. 60.9%, mPFS of 19.6 vs 9.3 months and mDoR of 18.6 vs 8.4 months. Our SANOVO China Phase III study plans to complete enrollment in the second half of 2025.

Commercial achievement: savolitinib in combination with TAGRISSO® NMPA approval in June 2025 enabled savolitinib to potentially enter NRDL coverage negotiation this year.

Year	Event
2025

Approved by the NMPA for MET amplification NSCLC after progression on 1L EGFR inhibitor therapy; Full approval by the NMPA for MET Exon 14 NSCLC (including 1L indication); Approved in Hong Kong under 1+ Mechanism

2023	NRDL inclusion (renewed in 2024)
2021	Conditional approval by the NMPA for advanced or metastatic 2L MET Exon 14 NSCLC and launched
2011	Worldwide license agreement with AstraZeneca

Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China)

Mechanism of action: fruquintinib is a selective oral inhibitor of VEGFR 1/2/3 kinases, designed to limit off-target kinase activity and improve drug exposure to achieve sustained target inhibition. Inhibition of the VEGFR can stop the growth of the vasculature around tumor and starve the tumor of nutrients and oxygen.

Target Indications: fruquintinib was approved and launched for 3L CRC in China in 2018 and approved in the US in 2023. According to Globocan, there were 517,000 new CRC cases in China (160,000 in the US, 540,000 in Europe and 146,000 in Japan) in 2022. About 15-20% of cases progress to 3L. The second approved indication of fruquintinib was in combination with TYVYT® for the treatment of 2L EMC with pMMR status. According to Globocan, there were 78,000 new EMC cases in China in 2022. About 15-20% of cases experience recurrence. Third potential indication of fruquintinib in combination with TYVYT® for 2L RCC is currently under NMPA review. According to Globocan, there were 74,000 new kidney cancer cases in China in 2022. About 90% are RCC and about 20-30% recur within the first five years.

Clinical development: FRUSICA-2 China Phase II/III study in combination with TYVYT® for 2L RCC met primary endpoint of PFS in March 2025 and its NMPA filing was accepted in June 2025. We expect data from FRUSICA-2, an open-label, active-controlled study of fruquintinib in combination with sintilimab versus axitinib or everolimus monotherapy, to be presented at ESMO Congress 2025.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fruquintinib + TYVYT®	FRUSICA-2: 2L RCC (vs axitinib or everolimus); NCT05522231	PFS	China II/III	sNDA accepted by the NMPA in Jun 2025. Met primary endpoint.
Fruquintinib + TYVYT®	RCC (single-arm); NCT03903705	ORR	China Ib/II	Data in Targeted Oncology Jan 2025. 1L/2L: ORR 68.2/60.0%, mPFS not reached/15.9 months, OS 36m 72.4/58.3%, G≥3 TRAE 52.4%
Fruquintinib + TYVYT®	FRUSICA-3: 2L pMMR EMC (vs paclitaxel or doxorubicin); NCT06584032	OS PFS	China III	FPI in Dec 2024
Fruquintinib + TYVYT®	FRUSICA-1: 2L+ pMMR EMC (single-arm); NCT03903705	ORR	China II	NMPA approved in Dec 2024. Data at ASCO 2024. ORR 35.6%, mPFS 9.5 months, mOS 21.3 months, G≥3 TRAE 60.2%
Fruquintinib + TYVYT®	3L+ CRC (single-arm); NCT03903705	ORR	China Ib/II	Data in European Journal of Cancer 2023. 5mg 2w/1w regimen pMMR: ORR 20.0%, mPFS 6.9 months, mOS 20.0 months, G≥3 TRAE 47.7%
Fruquintinib monotherapy	FRESCO-2: 3L+ CRC (vs placebo); NCT04322539	OS	Global III	FDA approved in 2023. Data at The Lancet 2023. mPFS 3.7/1.8 months (HR 0.32, p<0.001), mOS 7.4/4.8 months (HR 0.66, p<0.001), G≥3 TRAE 62.7%
Fruquintinib monotherapy	FRESCO: 3L CRC (vs placebo); NCT02314819	OS	China III	NMPA approved in 2018. Data at JAMA 2018. mPFS 3.7/1.8 months (HR 0.26, p<0.0001), mOS 9.3/6.6 months (HR 0.65, p<0.0001), G≥3 TRAE 61.2%

For 3L CRC, an IIT China Phase II study in combination with TAS-102 (trifluridine/tipiracil hydrochloride) updated data at ASCO 2025 with mPFS of 6.3 months and mOS of 18.4 months, comparable to our previous Phase Ib/II study in combination with TYVYT®, with mPFS of 6.9 months and mOS of 20.1 months, similar to or better than new modality in development.

Commercial achievement: for China, we launched second indication in 2L EMC, with average treatment duration almost twice that of 3L CRC and will work on NRDL coverage negotiation later this year. For overseas market, our partner Takeda targets over 20% sales growth for its fiscal year of 2025 (March 2026).

Year	Event
2024	Conditional approval by NMPA for 2L pMMR EMC
2024	Approved for 3L+ CRC in the EU, Switzerland, Argentina, Canada, Japan, the UK, Australia, Singapore, Israel, UAE, South Korea; reimbursement in Spain and Japan
2024

Approved for 3L+ CRC in Hong Kong (first medicine to be approved under the new 1+ Mechanism, first innovative oncology medicine to be directly added for full reimbursement in the Hospital Authority Drug Formulary)

2023	FDA approval for 3L+ CRC in the US, inclusion in NCCN Clinical Practice Guidelines
2023	Exclusive worldwide license agreement with Takeda
2020	NRDL inclusion (renewed in 2022 and 2024)
2018	Approved for 3L+ CRC by the NMPA and launched
2013	License and collaboration agreement with Eli Lilly in China (as amended)

Surufatinib (SULANDA® in China)

Mechanism of action: surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both involved in tumor angiogenesis, and CSF-1R, which regulates tumor-associated macrophages, promoting immune response against tumor cells. Its dual mechanism of action may be suitable for combinations with other immunotherapies, such as PD-1 antibodies.

Target indications: surufatinib was approved in China for non-pancreatic NETs in 2020 and for pancreatic NETs in 2021. There are approximately 40,000 new patients per year in China. Surufatinib is also being investigated in a Phase II/III study for 1L PDAC. PDAC is an aggressive form of cancer, representing over 90% of pancreatic cancer cases. According to Globocan, there were 119,000 new pancreatic cancer cases in China in 2022.

Clinical development: last patient was enrolled in November 2024 into the Phase II stage of a Phase II/III randomized, open-label trial to evaluate surufatinib combined with AiRuiKa®, nab-paclitaxel, and gemcitabine versus nab-paclitaxel plus gemcitabine as a treatment 1L PDAC. We target data readout in the second half of 2025.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Surufatinib + AiRuiKa® + chemo	1L PDAC (vs chemo); NCT06361888	OS	China II/III	Phase II LPI Nov 2024
Surufatinib monotherapy	SANET-ep: epNET (vs placebo); NCT02588170	PFS	China III	NMPA approved in 2021. ORR 19.2 vs 1.9%, mPFS 10.9 vs 3.7 months (HR=0.49, p=0.001), G≥3 TEAE 69.9 vs 27.1%
Surufatinib monotherapy	SANET-p: pNET (vs placebo); NCT02589821	PFS	China III	NMPA approved in 2020. ORR 10.3 vs 0.0%, mPFS 9.2 vs 3.8 months (HR=0.33, p<0.0001), G≥3 TEAE 76.7 vs 33.8%
Surufatinib monotherapy	2L+ pNET/epNET (single-arm); NCT02549937	PFS	US/EU Ib	Data at ASCO 2021. pNET/epNET: ORR 18.8/6.3%, mPFS 15.2/11.5 months, G≥3 AE 75%
Surufatinib monotherapy	pNET/epNET (single-arm); NCT02267967	ORR	China Ib/II	Data in Clinical Cancer Research 2019. pNET/epNET: ORR 19.0/15.0%, DCR 91.0/92.0%, mPFS 21.2/13.4 months, G≥3 hypertension 33%

Updated clinical results of a Phase Ib/II IIT for 1L metastatic PDAC, in combination with AiRuiKa®, chemotherapy nab-paclitaxel and S-1, were presented at ASCO 2025 showing ORR of 51.1% (vs 24.4% in chemotherapy control arm) and mPFS of 7.9 months (vs. 5.4 months) (NCT05218889).

Commercial achievement: surufatinib achieved market share of 27% in NETs treatment during the third quarter of 2024, ahead of competitors SUTENT® and AFINITOR®.

Year	Event
2022	NRDL inclusion (renewed in 2024)
2021	Approved for pancreatic NETs by the NMPA and launched
2020	Approved for non-pancreatic NETs by the NMPA and launched

Sovleplenib (HMPL-523)

Mechanism of action: sovleplenib is a novel, selective, oral inhibitor targeting Syk. Syk is a kinase upstream to PI3Kδ and BTK within the B-cell signaling pathway and a target for modulating B-cell signaling. We believe it could deliver the same outcome as inhibitors of BTK and PI3Kδ. Its signaling processes do not only affect cells of immune responses but also in tissue pathology in autoimmune, inflammatory and allergic diseases.

Target indications: we are developing sovleplenib for ITP and wAIHA. ITP is an autoimmune disorder characterized by immunologic destruction of platelets and decreased platelet production, leading to increased risk of excessive bleeding and bruising. ITP is associated with fatigue (reported in up to 39% of adults with ITP) and impaired quality of life. As platelet destruction in ITP is mediated by Syk-dependent phagocytosis of FcγR-bound platelets, Syk inhibition is a promising approach to ITP management. According to IQVIA, China has 47,000 new ITP patients every year, on top of another 421,000 existing patients. About half of ITP patients cannot get satisfactory results from currently approved treatments such as TPO/TPO-RAs. NMPA has accepted our NDA filing for 2L ITP and we target re-submission in first half of 2026, with additional data rolling in during second half of 2026. In the future, the Company will look to continue overseas development.

AIHA is another autoimmune disorder where the immune system mistakenly attacks and destroys own red blood cells, leading to anemia. It has no approved treatment, with annual incidence of 0.8-3.0/100,000 and prevalence of 9.5-17/100,000. wAIHA accounts for 75-80% of AIHA cases. China has 16,000 new wAIHA patients per year. We are in ESLIM-02 China Phase III study for 2L wAIHA and completed enrollment in June 2025, targeting data readout in 2026.

Clinical development: ESLIM-01 study showed that, apart from its durable response in ITP patients, sovleplenib also significantly improved quality of life in physical functioning and energy/fatigue (p<0.05). Most patients were heavily pretreated with a median of four prior lines of ІTP therapy, and a majority (71.3%) of the patients had received prior TPO/TPO-RA treatment. Further post-hoc subgroup analysis of the study demonstrated consistent clinical benefits across ІTP patients regardless of prior lines of ІTP therapies or prior TPO/TPO-RA exposure.

Long-term follow-up results of the same study were presented at ASH 2024. A total of 179 pts (All Sov) were treated with at least one dose of sovleplenib, including 126 patients who initially received sovleplenib and 53 patients who crossed over from placebo (P-Sov). The durable response rate was 51.4% and 43.4% for the two groups and long-term durable response rate was 59.8% and 64.2%, with median cumulative duration of response of 38.9 weeks and 35.1 weeks, respectively. In the All Sov group, 54% of patients achieved duration of response of 48 weeks or more and 26% lasted for 72 weeks or more.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Sovleplenib	ESLIM-01: ≥2L ITP (vs placebo); NCT05029635	DRR	China III	NDA accepted by the NMPA in Jan 2024. Data at ASH 2024. After placebo cross-over: ORR 81.0%, DRR 51.4%, G≥3 TRAE 8.9%
Sovleplenib	≥2L ITP (vs placebo); NCT03951623	Safety	China Ib/II	Data in The Lancet Haematology 2023. Including placebo cross-over: ORR 80%, DRR 40%, G≥3 TRAE 7%
Sovleplenib	ESLIM-02: 2L warm AIHA (vs placebo); NCT05535933	DRR	China II/III	Phase III LPI Jun 2025
Sovleplenib	2L warm AIHA (vs placebo); NCT05535933	DRR	China II/III	Phase II data in The Lancet Haematology 2025. Including placebo cross-over: ORR 67%, DRR 48%, G≥3 TEAE 33%

There has been extensive research on oral small-molecule Syk inhibitors due to the major unmet medical needs in inflammation and oncology. However, many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. There is only one FDA-approved Syk inhibitor for ITP. There are competitors of different modalities targeting ITP, including BTK inhibitor and FcRn inhibitor. However, their 24-week durable response rates were either not disclosed or significantly below that of sovleplenib.

Tazemetostat (TAZVERIK® in China)

We have a collaboration with Epizyme, a subsidiary of Ipsen, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan.

Mechanism of action: tazemetostat is an inhibitor of EZH2. EZH2 catalyzes the methylation of histone H3 at lysine 27, which controls expression of genes and plays a role in cell physiology. Dysregulation of EZH2 occurs in a wide range of cancers with poor prognosis. Tazemetostat inhibits EZH2 which allows transcription of genes involved in cell cycle control and terminal differentiation, thus inhibiting cancer cell proliferation.

Target indications: tazemetostat was approved in China for 3L R/R EZH2-mutant follicular lymphoma in March 2025. China has about 9,000 new follicular lymphoma patients each year. About 1/3 of them will eventually require 3L treatment and the frequency of EZH2 mutation was about 25%. We are collaborating with Epizyme to expand the indication to 3L follicular lymphoma regardless of EZH2 status. Tazemetostat received FDA approval in 2020 for epithelioid sarcoma and R/R 2L+ EZH2-mutant follicular lymphoma or R/R follicular lymphoma with no satisfactory alternatives. It is marketed by Ipsen in the US and by Eisai in Japan. In May 2022, tazemetostat was approved in the Hainan International Medical Tourism Pilot Zone, under the Clinically Urgently Needed Imported Drugs scheme.

Clinical development: NMPA conditional approval in March 2025 was supported by a China Phase II bridging study, showing ORR of 63.6% and mPFS of 15.4 months, in line with results of an earlier global trial (ORR 69%, mPFS 13.8 months). This bridging study also has another cohort for EZH2 wild-type patients with data to be released.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Tazemetostat monotherapy	R/R 3L+ follicular lymphoma (EZH2m/wildtype 2 cohorts); NCT05467943	ORR	China II	NMPA approved in Mar 2025. Data at EHA 2025. EZH2m by IRC: ORR 63.6%, mPFS 15.4 months, DoR 18m 51.6%, G≥3 TRAE 13.6%
Tazemetostat+ lenalidomide + rituximab (R²)	SYMPHONY-1: 2L+ follicular lymphoma (vs R² + placebo); NCT04224493	PFS	Global Ib/III	Ongoing since 2020. Phase Ib Data at ASH 2023. ORR 90.9%, 18-month PFS 79.5%, 18-month DoR 81.0%, G≥3 neutropenia 40.9%, RP3D determined
Tazemetostat+ amdizalisib	2L+ R/R PTCL (single-arm); NCT05713110	ORR	China II	Data at ICML 2025. ORR 60.7%, mPFS 8.3 months, mDoR 6.5 months, G≥3 TRAE 48.3%

Commercial achievements: NMPA approval in March 2025 triggered an outgoing milestone payment to Epizyme. During the first week of July 2025, the first prescription for tazemetostat, our first commercialized hematological oncology drug, was filled with the drug delivered to the patient. We have established a dedicated team to market tazemetostat and other hematological drugs under development, such as sovleplenib and ranosidenib, to be potentially commercialized by our team in coming years.

Year	Event
2025	Conditional approval by the NMPA for R/R follicular lymphoma and launched
2022	Approved for R/R follicular lymphoma and launched in Hainan Pilot Zone
2021	License and collaboration agreement with Epizyme, now a subsidiary of Ipsen
2020	Approved by FDA for epithelioid sarcoma and R/R follicular lymphoma

Fanregratinib (HMPL-453)

Mechanism of action: fanregratinib is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Activation of the FGFR pathway ultimately leads to increased cell proliferation, migration and survival. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis and resistance to anti-tumor therapies. Deregulation of the FGFR includes receptor amplification, activating mutations, gene fusions, and receptor isoform switching.

Target indications: IHCC is one of the subtypes of primary bile duct cancer. In China, an estimated 61,900 newly diagnosed IHCC occurred in 2015 and the overall IHCC incidence increased by 9.2% per year between 2006 and 2015. Approximately 10-15% of IHCC patients globally have tumors harboring FGFR2 fusions or rearrangements.

Clinical development: fanregratinib has been studied in clinical trials with around 310 patients to date. We completed recruitment of the registrational cohort of a China Phase II trial in February 2025 and expect readout later in the first half of 2026.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fanregratinib monotherapy	2L FGFR2 fusion/rearrangement IHCC (single-arm); NCT04353375	ORR	China II	LPI Feb 2025. Readout expected in the first half of 2026
Fanregratinib monotherapy	2L+ FGFR2 fusion/rearrangement IHCC (2-dosage cohorts); NCT04353375	ORR	China II	Data at ASCO 2023. At 300mg, ORR 50.0%, DCR 90%, G≥3 TRAE 23.1%

Ranosidenib (HMPL-306)

Mechanism of action: ranosidenib is a novel dual-inhibitor of IDH1 and IDH2 enzymes. When mutated, IDH creates 2-hydroxyglutarate, which alters genetic programming and prevents cells from maturing, causing activation of oncogenes and deactivation of tumor-suppressor genes. Targeting both IDH1 and IDH2 mutations benefits patients harboring either IDH mutation and addresses acquired resistance due to isoform switching.

Target indications: IDH1 and IDH2 mutations have been implicated as drivers of certain malignancies, especially AML, and gliomas. There were an estimated 19,700 new cases of AML in China in 2018 and is estimated to reach 24,200 in China in 2030. About 15-25% of AML carry IDH1/2 mutations. Nearly 25% of AML patients fail to achieve remission after treatment.

Clinical development: RAPHAEL China Phase III study initiated in May 2024 on 2L R/R IDH1/2-mutant AML patients, comparing ranosidenib monotherapy versus chemotherapy. With OS as primary endpoint, we target recruitment of 320 patients and estimate NDA filing in 2027.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Ranosidenib monotherapy	RAPHAEL: 2L R/R IDH1/2-mutant AML (vs chemo); NCT06387069	OS	China III	Ongoing since May 2024
Ranosidenib monotherapy	IDH1/2-mutant AML (single-arm); NCT04272957	Safety	China I	Data at EHA 2024. At RP2D, IDH1/2-mutant CR+CRh 45.5/50.0%; Excluding RAS and FLT3 mutations, IDH1/2-mutant CR+CRh 50.0/62.0%
Ranosidenib monotherapy	R/R IDH1/2-mutant AML (single-arm); NCT04764474	Safety	US/EU I	Data at EHA 2024. At 250mg, ORR 60.0%, G≥3 TRAE 13.3%
Ranosidenib monotherapy	IDH1/2-mutant glioma (single-arm); NCT07025018	Safety	China I	FPI July 2025
Ranosidenib monotherapy	IDH1/2-mutant glioma (single-arm); NCT04762602	Safety	US/Spain I	Data at ASCO 2025. For lower-grade glioma patients, ORR 20.0%, 18-month PFS rate 65.3%, G≥3 AE 28.6%

There is one IDH1/2 dual inhibitor approved in the US for IDH1/2-mutant Grade 2 astrocytoma or oligodendroglioma in August 2024. So far, there are no IDH1/2 dual inhibitors approved or in late-stage development for AML.

Early-stage Investigational Drug Candidates

HUTCHMED retains all worldwide rights to the following early-stage drug candidates.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-760 + chemo	R/R DLBCL (vs chemo); NCT06601504	Safety PFS	China II	Ongoing since Nov 2024
HMPL-760 monotherapy	CLL, SLL, other B-NHL (single-arm); NCT05190068	ORR	China I	Data at EHA 2024. ORR 73.1%, median time to response 2.3 months
HMPL-506 monotherapy	MLL-rearranged/NPM1-mutant acute leukemia (single-arm); NCT06387082	RP2D	China I	Ongoing since Jun 2024
HMPL-415 monotherapy	Solid tumors (single-arm); NCT05886374	RP2D	China I	Ongoing since Jul 2023
HMPL-653 monotherapy	Solid tumors & tenosynovial giant cell tumors (single-arm); NCT05277454	RP2D	China I	Ongoing since 2022; fully enrolled
HMPL-A83 monotherapy	Advanced malignant neoplasms (single-arm); NCT05429008	RP2D	China I	Ongoing since 2022
HMPL-295 monotherapy	Solid tumors (single-arm); NCT04908046	G≥3 TRAE	China I	Data at ASCO 2024. G≥3 TRAE 53.2%

HMPL-760 is a novel, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. The abnormal activation of B-cell receptor signaling is closely related to the development of B-cell type hematological cancers, which represent approximately 85% of all NHL cases. BTK is considered a validated target for drugs that aim to treat certain hematological cancers, however C481S mutation of BTK is a known resistance mechanism for first and second generation BTK inhibitors.

HMPL-506 is a novel, selective Menin inhibitor. Menin is a scaffold protein that controls gene expression and cell signaling. MLL rearrangement and NPM1 mutation play key roles in acute leukemia. Current research has demonstrated that the inhibition of Menin-MLL interaction is a feasible therapeutic strategy in these MLL or NPM1 types of acute leukemia. MLL-rearranged AML accounts for approximately 5% of adult AML, associated with poor prognosis, and NPM1-mutant AML accounts for approximately 30% of AML.

HMPL-415 is a novel SHP2 allosteric inhibitor. SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It regulates key signaling events including RAS/ERK, PI3K/AKT, JAK/STAT and PD-1 pathways downstream of several receptor tyrosine kinases. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors.

HMPL-653 is a novel, selective and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. CSF-1R inhibitors may treat tenosynovial giant cell tumors and a variety of malignancies in combinations.

HMPL-A83 is a novel IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. CD47 is a cell surface transmembrane protein that is ubiquitously expressed on virtually all human cells. The overexpression of CD47 is reported in a variety of tumors and is believed to be associated with immune escape from macrophage-mediated phagocytosis. HMPL-A83 blocks CD47 binding to signal regulatory protein α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system.

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). The MAPK pathway is dysregulated in cancer, in which mutations or non-genetic events hyper-activate the pathway in up to 50% of cancers. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK. HMPL-295 inhibited ribosomal S6 kinase (RSK) phosphorylation which is a downstream signaling molecule regulated by ERK1/2 and stimulated by phorbol 12-myristate 13-acetate (PMA).

Collaborations with ImageneBio, Inc. (Nasdaq:IMA) and Miragene Inc.

Inmagene has been developing two novel drug candidates (IMG-004 and IMG-007) discovered by HUTCHMED for the potential treatment of multiple immunological diseases and funded by Inmagene. HUTCHMED received shares representing approximately 7.5% of the shares in Inmagene (fully diluted) in July 2024, as consideration for Inmagene’s exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide.

On July 25, 2025, Inmagene merged with Ikena Oncology, Inc forming ImageneBio, Inc., which holds the IMG-007 license rights. As a result of the merger, HUTCHMED has an approximate 3.67% shareholding in ImageneBio. Immediately prior to the merger, the license rights granted by HUTCHMED to the IMG-004 candidate were spun-off to a company called Miragene Inc. in which HUTCHMED has an approximate 9.39% shareholding. HUTCHMED’s shareholding in Inmagene was cancelled at the same time as these transactions completed.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
IMG-007 monotherapy	Adults with moderate-to-severe atopic dermatitis (cohort 1: single-arm; cohort 2: vs placebo); NCT05984784	Safety	US/ Canada IIa	Positive topline. Mean reduction in EASI 71% (4-week), EASI-75 response 54% (16-week), IIb planned Q1 2025
IMG-007 monotherapy	Alopecia areata with 50% or greater scalp hair loss (single-arm); NCT06060977	Safety	US/ Canada IIa	Fully enrolled; results pending
IMG-007 monotherapy	Adult healthy volunteers (vs placebo); NCT05349097	Safety	US I	Multiple ascending dose completed

MANUFACTURING

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our new drug product facility in Shanghai is expected to increase our novel drug product manufacturing capacity by over five times. All our clinical supplies have completed technology transfer and are now being produced by our Shanghai factory. Our commercial supplies have also gradually migrated to this new facility, with significant production cost savings.

Commercial supply of savolitinib has already been delivered from the Shanghai facility in late 2024. We have received the manufacturing approval of surufatinib at the Shanghai facility and started commercial production. We have also submitted the application for the manufacturing approval of the third product, fruquintinib. We continue to deliver commercial batches of FRUZAQLA® from two manufacturing sites to the global markets: our own facility in Suzhou and a second site in Switzerland.

For our first ATTC candidates, the Shanghai facility has completed production. We have also completed the first batch of drug product for the first global clinical supply.

OTHER VENTURES

In the first half of 2025, HUTCHMED completed the disposal of a 45% equity interest in SHPL to focus on our global innovative drug discovery and development businesses. After the disposal, our Other Ventures is predominantly our Distribution Business (a 51%-held joint venture with Sinopharm Group Co. Ltd.) which provides services to third-party pharmaceutical companies in China.

In the first half of 2025, our Other Ventures consolidated revenue were steady at $134.2 million (H1-24: $137.0m). Consolidated net income attributable to HUTCHMED from our Other Ventures increased to $440.3 million (H1-24: $34.1m) primarily due to disposal of 45% equity interest in SHPL in April 2025, contributing a one-time $416.3 million divestment gain net of tax.

Weiguo Su
Chief Executive Officer and Chief Scientific Officer
August 7, 2025

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with US GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

●	Adjusted Group net cash flows excluding financing activities
●	CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We exclude deposits in and proceeds from short-term investments for the period and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to US dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in net cash used in operating activities to adjusted Group net cash flows excluding financing activities:

	Six months ended June 30,
($ in millions)	2025	2024
Net cash used in operating activities	(72.9)	(39.8)
Net cash generated from/(used in) investing activities	17.6	(5.4)
Effect of exchange rate changes on cash and cash equivalents	2.7	(1.8)
Excludes: Deposits in short-term investments	1,301.8	991.0
Excludes: Proceeds from short-term investments	(730.1)	(995.3)
Adjusted Group net cash flows excluding financing activities	519.1	(51.3)

Reconciliation of GAAP revenue and net income attributable to HUTCHMED to CER:

	Six Months Ended		Change Amount			Change %
	June 30,	June 30,			Exchange			Exchange
($ in millions, except %)	2025	2024	Actual	CER	effect	Actual	CER	effect
Consolidated revenue	277.7	305.7	(28.0)	(26.6)	(1.4)	-9%	-9%	—

— Oncology/Immunology*	143.5	168.7	(25.2)	(25.0)	(0.2)	-15%	-15%	—

* Includes:
— Oncology Products	99.1	127.8	(28.7)	(28.5)	(0.2)	-22%	-22%	—
— FRUZAQLA®	43.1	42.8	0.3	0.3	—	1%	1%	—
— ELUNATE®	33.6	46.0	(12.4)	(12.2)	(0.2)	-27%	-27%	—
— SULANDA®	12.7	25.4	(12.7)	(12.7)	—	-50%	-50%	—
— ORPATHYS®	9.0	13.1	(4.1)	(4.1)	—	-32%	-32%	—
— TAZVERIK®	0.7	0.5	0.2	0.2	—	49%	49%	—
— Takeda upfront, regulatory milestones and R&D services	29.5	33.8	(4.3)	(4.3)	—	-13%	-13%	—
— Other revenue (R&D services and licensing)	14.9	7.1	7.8	7.8	—	111%	111%	—

— Other Ventures	134.2	137.0	(2.8)	(1.6)	(1.2)	-2%	-1%	-1%

Consolidated net income attributable to HUTCHMED — Other Ventures	440.3	34.1	406.2	406.4	(0.2)	1,189%	1,190%	-1%
— Gain on divestment of an equity investee	416.3	—	416.3	416.3	—	n/a	n/a	n/a
— Consolidated entities	0.9	0.3	0.6	0.5	0.1	150%	139%	11%
— An equity investee — SHPL	23.1	33.8	(10.7)	(10.4)	(0.3)	-32%	-31%	-1%

GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Significantly boosted by the partial disposal of equity stake in SHPL, we generated a net income attributable to HUTCHMED of $455.0 million for the six months ended June 30, 2025 (H1-24: $25.8m).

As of June 30, 2025, we had cash and cash equivalents and short-term investments of $1,364.5 million, unutilized bank facilities of $54.0 million and $93.4 million in bank borrowings.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital.

Profit appropriated to the reserve funds for our equity investee incorporated in the PRC was approximately $2.1 million and nil for the six months ended June 30, 2025 and 2024, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $2.0 million as of June 30, 2025.

CASH FLOW

	Six months ended June 30,
(in $’000)	2025	2024
Cash Flow Data:
Net cash used in operating activities	(72,894)	(39,832)
Net cash generated from/(used in) investing activities	17,593	(5,435)
Net cash generated from/(used in) financing activities	9,321	(32,562)
Net decrease in cash and cash equivalents	(45,980)	(77,829)
Effect of exchange rate changes	2,741	(1,807)
Cash and cash equivalents at beginning of the period	153,958	283,589
Cash and cash equivalents at end of the period	110,719	203,953

Net Cash used in Operating Activities

Net cash used in operating activities was $72.9 million for the six months ended June 30, 2025, compared to $39.8 million for the six months ended June 30, 2024. The net increase in spending of $33.1 million was mainly due to $59.5 million capital gain tax payment for the partial divestment of SHPL in April 2025, offset by $23.3 million lower research and development expenses ($72.0 million as compared to $95.3 million for the six months ended June 30, 2025 and 2024 respectively).

Net Cash generated from/(used in) Investing Activities

Net cash generated from investing activities was $17.6 million for the six months ended June 30, 2025, compared to $5.4 million net cash used for the six months ended June 30, 2024. The net amounts generated for the six months ended June 30, 2025 were due to gross proceeds from the partial divestment of SHPL of $608.5 million, offset by $571.7 million deposited into short-term investments along with $10.0 million regulatory approval milestone payment and $9.2 million for capital expenditures. The net amounts used for the six months ended June 30, 2024 were mainly due to capital expenditures of $10.1 million, offset by net withdrawals from short-term investments of $4.3 million.

Net Cash generated from/(used in) Financing Activities

Net cash generated from financing activities was $9.3 million for the six months ended June 30, 2025, compared to net cash used in financing activities of $32.6 million for the six months ended June 30, 2024. The net amounts generated for the six months ended June 30, 2025 were mainly due to $8.2 million drawn from bank borrowings to settle the capital expenditures for the Shanghai manufacturing site. The net amounts used for the six months ended June 30, 2024 were mainly due to $36.1 million purchases of shares of the Company by a trustee (which are referred to as “treasury shares” in the Company’s financial statements and accounted as treasury shares under applicable accounting standards but do not constitute treasury shares under the Rules Governing the Listing of Securities on HKEX (the “Hong Kong Listing Rules”)) for the settlement of equity awards of the Company.

LOAN FACILITIES

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with BOC for the provision of a secured credit facility in the amount of $105.5 million (RMB754.9 million) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022). This credit facility is guaranteed by another subsidiary of the Group, and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility), and includes certain financial covenant requirements. As of June 30, 2025, $70.6 million (RMB505.6 million) was utilized from the fixed asset loan facility.

In October 2024, our subsidiary entered into a short-term unsecured working capital loan facility with BOC in the amount of $41.9 million (RMB300.0 million) with an annual interest rate at the 1-year China LPR less 0.82%. This credit facility includes certain financial covenant requirements. As of June 30, 2025, $22.8 million (RMB163.1 million) was utilized from the loan facility.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of June 30, 2025. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements.

	Payment Due by Period
		Less than			More than
(in $’000)	Total	1 Year	1-3 Years	3-5 Years	5 Years
Bank borrowings	93,444	25,603	8,423	28,076	31,342
Interest on bank borrowings	9,588	2,392	3,505	2,640	1,051
Purchase obligations	1,430	1,430	—	—	—
Lease obligations	7,286	4,097	2,989	200	—
	111,748	33,522	14,917	30,916	32,393

FOREIGN EXCHANGE RISK

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in US dollars. While we do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk, any significant fluctuation in the value of renminbi may adversely affect our cash flows, results of operations and financial condition in the future.

The value of the renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in political, economic and market factors, including but not limited to monetary policies, interest rates, geopolitical relations, tariffs and economic performance. The conversion of renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. If we decide to convert renminbi into US dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar against the renminbi would have a negative effect on the US dollar amounts available to us. On the other hand, if we need to convert US dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the US dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the period from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.4 million for the six months ended June 30, 2025.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the years presented, and we do not currently have, any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

Other than as disclosed in note 12 to the interim financial statements, the Group does not have any other significant commitments or contingent liabilities.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 7.5% as of June 30, 2025, a decrease from 10.7% as of December 31, 2024. The decrease was primarily due to the increase in equity from the gain on divestment of SHPL during the period.

SIGNIFICANT INVESTMENTS HELD

Except for our investment in a non-consolidated equity investee SHPL with a carrying value of $3.6 million including details below and those as disclosed in note 7 to the interim financial statements, we did not hold any other significant investments in the equity of any other companies as of June 30, 2025.

Place of establishment	Nominal Value of	Equity Interest
and operations	Registered Capital	Attributable to the Group	Principal activities
	(in RMB’000)
PRC	229,000	5%	Manufacture and distribution of prescription drug products

Our own-brand prescription drugs business under our Other Ventures is operated through SHPL. Dividends received from SHPL for the six months ended June 30, 2025 were $7.0 million.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 12 to the interim financial statements discloses our capital commitment as of June 30, 2025. Subsequent to the construction completion of the drug product facility in Shanghai, certain investments in capital assets in relation to the facility will be made.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Note 16 to the interim financial statements discloses our divestment of an equity investee during the six months ended June 30, 2025. Except for the above transactions, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

Our 10-year fixed asset loan facility agreement with BOC is secured by the underlying leasehold land and buildings. $70.6 million (RMB 505.6 million) was utilized from the fixed asset loan facility as of June 30, 2025.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China decreased by 0.3% in 2023, increased by 0.1% in 2024 and increased by 0.1% in the first half of 2025. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INTERIM DIVIDEND

The Board does not recommend any interim dividend for the six months ended June 30, 2025.

OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company is to be a leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, the Oncology/Immunology operations, to develop and expand the drug candidate portfolio of the Group for the global market, building on the first-mover advantage in the development and launch of novel cancer medicines in China, and engaging partners for late-stage development and commercialization outside China. This strategy is aligned with the Company’s culture of innovation and high engagement and empowerment of employees with a strong focus on reward and recognition. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the Group will execute its strategy for delivering its objectives. The Group also focuses on sustainability and delivering business solutions to support the transition to a low-carbon economy. Further information on the sustainability initiatives of the Group and its key relationships with stakeholders can also be found in the standalone Sustainability Report of the Group.

SUSTAINABILITY

The key sustainability mission of the Group is to create long-term value for stakeholders by aligning its sustainability objectives to the strategic development of its businesses. The Board of Directors (“the Board”) has the overall responsibility to ensure that sustainability issues are integrated into the operations, strategy and long-term development of the Group. It provides oversight of the sustainability performance of the Group through closely monitoring key sustainability matters and performance indicators, along with trends, risks, and opportunities that may impact the business development of the Group. Supported by the Sustainability Committee, senior management, and sustainability working groups, the Board oversees the management approach to sustainability matters and the formulation of sustainability strategies.

A standalone Sustainability Report of the Company for 2024 was published alongside the 2024 Annual Report in April 2025 and included further information on the Group’s sustainability initiatives and their performance. It further discussed the abovementioned sustainability mission and strategies, management approach, progress of goals and targets, material quantitative data, as well as policies and key initiatives of the Group. Over the course of 2025, the Group continues to engage its stakeholders to identify areas for improvement in these sustainability fronts.

HUMAN RESOURCES

As at June 30, 2025, the Group employed approximately 1,780 (June 30, 2024: ~1,970) full time staff members. Staff costs for the six months ended June 30, 2025, including directors’ emoluments, totaled $84.0 million (H1-24: $101.9 million).

The Group fully recognizes the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period from January 1, 2025 to June 30, 2025, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities (including sale of treasury shares (within the meaning of the Hong Kong Listing Rules)) of the Company.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Company and its subsidiaries as it believes that effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality Board, effective risk management and internal control systems, stringent disclosure practices, transparency and accountability as well as effective communication and engagement with shareholders and other stakeholders. It is, in addition, committed to continuously enhancing these standards and practices and inculcating a robust culture of compliance and ethical governance underlying the business operations and practices across the Group.

The Company has complied throughout the six months ended June 30, 2025 with all applicable code provisions of the Hong Kong Corporate Governance Code contained in Part 2 of Appendix C1 of the Hong Kong Listing Rules, as in force during the reporting period.

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares which is on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules as the code of conduct regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed that they have complied with the required standards set out in such code regarding their securities transactions throughout their tenure during the six months ended June 30, 2025.

REVIEW OF INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 – “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025 have also been reviewed by the Audit Committee of the Company.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since June 30, 2025 and up to the date of this announcement.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the websites of HKEX (www.hkexnews.hk), the London Stock Exchange (www.londonstockexchange.com), the US Securities and Exchange Commission (www.sec.gov) and the Company (www.hutch-med.com). The interim report of the Group for the six months ended June 30, 2025 will be published on the websites of HKEX and the Company in August 2025.

GLOSSARY

1L	=	First-line.
2L	=	Second-line.
3L	=	Third-line.
AACR	=	American Association for Cancer Research.
ADC	=	Antibody-drug conjugate.
ADS	=	American depositary shares, each of which represents five ordinary shares.
AIHA	=	Autoimmune hemolytic anemia.
AKT	=	Protein kinase B.
AML	=	Acute myeloid leukemia.
ASCO	=	American Society of Clinical Oncology.
ASH	=	American Society of Hematology.
AstraZeneca	=	AstraZeneca AB, a subsidiary of AstraZeneca plc.
ATTC	=	Antibody-targeted therapy conjugates.
BICR	=	Blinded independent central review.
BOC	=	Bank of China Limited.
BTK	=	Bruton’s tyrosine kinase.
CDP Worldwide	=	formerly known as the Carbon Disclosure Project.
CER	=

Constant exchange rate. We also report changes in performance at CER which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.

CLL	=	Chronic lymphocytic leukemia.
CNS	=	Central nervous system.
CR+CRh	=	Combined complete remission + complete remission with partial hematologic recovery.
CRC	=	Colorectal cancer.
CSF-1R	=	Colony-stimulating factor 1 receptor.
DCR	=	Disease control rate.
DLBCL	=	Diffuse large B-cell lymphoma.
DoR	=	Duration of response.
EASI	=	Eczema area and severity index.
EGFR	=	Epidermal growth factor receptor.
EGFRm	=	Epidermal growth factor receptor mutated.
EHA	=	European Hematology Association.
ELCC	=	The European Lung Cancer Congress.
Eli Lilly	=	Lilly (Shanghai) Management Company Limited.
EMC	=	Endometrial cancer.
epNET	=	Extra-pancreatic neuroendocrine tumor.
Epizyme	=	Epizyme, Inc., an Ipsen company.
ERK	=	Extracellular signal-regulated kinase.
ESG	=	Environmental, Social and Governance.
ESMO	=	European Society for Medical Oncology.
EZH2	=	Enhancer of zeste homolog 2.
EZH2m	=	Enhancer of zeste homolog 2 mutated.
FPI	=	First patient in.
FDA	=	Food and Drug Administration.
FGFR	=	Fibroblast growth factor receptor.
FLT3	=	FMS-like tyrosine kinase 3.
GAAP	=	Generally Accepted Accounting Principles.
GC	=	Gastric cancer.
HR	=	Hazard Ratio.
Hainan Pilot Zone	=	Hainan Boao Lecheng International Medical Tourism Pilot Zone.
HKEX	=	The Main Board of The Stock Exchange of Hong Kong Limited.

ICML	=	International Conference on Malignant Lymphoma.
IDH1/2	=	Isocitrate dehydrogenase-1 OR isocitrate dehydrogenase-2.
IHCC	=	Intrahepatic cholangiocarcinoma.
IIT	=	Investigator-initiated trial.
IND	=	Investigational new drug application.
Inmagene	=	Inmagene Biopharmaceuticals.
In-market sales	=	Total sales to third parties provided by Eli Lilly (ELUNATE®), Takeda (FRUZAQLA®), AstraZeneca (ORPATHYS®) and HUTCHMED (ELUNATE®, SULANDA®, ORPATHYS® and TAZVERIK®).
Ipsen	=	Ipsen SA, parent of Epizyme, Inc.
IRC	=	Independent review committee.
ITP	=	Immune thrombocytopenia purpura.
ITT	=	Intend-to-treat.
JAK	=	Janus kinase.
JAMA	=	Journal of the American Medical Association.
LPI	=	Last patient in.
LPR	=	Loan Prime Rate.
MAPK	=	Mitogen-activated protein kinase.
mDoR	=	median Duration of response.
MET	=	Mesenchymal epithelial transition factor.
METex14	=	MET exon 14 skipping alteration.
MLL	=	Mixed-lineage leukemia.
mOS	=	median Overall survival.
mPFS	=	median Progression-free survival.
MSS	=	Microsatellite stable.
NDA	=	New Drug Application.
NET	=	Neuroendocrine tumor.
NHL	=	Non-Hodgkin lymphoma.
NHS	=	National Health Service in the United Kingdom.
NHSA	=	China National Healthcare Security Administration.
NMPA	=	China National Medical Products Administration.
NPM1	=	Nucleophosmin 1.
NRDL	=	China National Reimbursement Drug List.
NSCLC	=	Non-small cell lung cancer.
ORR	=	Objective response rate.
OS	=	Overall survival.
PBOC	=	People’s Bank of China.
PD-1	=	Programmed cell death protein-1.
PDAC	=	Pancreatic ductal adenocarcinoma.
PFS	=	Progression free survival.
PI3K	=	Phosphatidylinositol 3-kinase.
PI3Kδ	=	Phosphoinositide 3-kinase-δ.
pMMR	=	Proficient mismatch repair.
pNET	=	Pancreatic neuroendocrine tumor.
PRCC	=	Papillary renal cell carcinoma.
PTCL	=	Peripheral T-cell lymphomas.
R/R	=	Relapsed and/or refractory.
RAS	=	Rat sarcoma.
RCC	=	Renal cell carcinoma.
RMB or “renminbi”	=	The legal currency of the PRC.
RP2D	=	The recommended phase 2 dose.
RP3D	=	The recommended phase 3 dose.
S&A	=	Selling and administrative expenses.
SHP2	=	SH2 containing protein tyrosine phosphatase-2.

SHPL	=	Shanghai Hutchison Pharmaceuticals Limited.
SLL	=	Small lymphocytic lymphoma.
sNDA	=	Supplemental New Drug Application.
STAT	=	Signal transducer and activator of transcription.
Syk	=	Spleen tyrosine kinase.
Takeda	=	Takeda Pharmaceuticals International AG, a subsidiary of Takeda Pharmaceutical Company Limited.
TEAE	=	Treatment emergent adverse events.
TKI	=	Tyrosine kinase inhibitor.
TPO	=	Thrombopoietin.
TPO-RA	=	Thrombopoietin receptor agonists.
TRAE	=	Treatment-related adverse events.
VEGFR	=	Vascular endothelial growth factor receptor.
wAIHA	=	Warm autoimmune haemolytic anaemia.
WCLC	=	World Conference on Lung Cancer.

INTERIM UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		June 30,	December 31,
	Note	2025	2024
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	110,719	153,958
Short-term investments	3	1,253,801	682,152
Accounts receivable	4	146,967	155,537
Other receivables, prepayments and deposits	5	21,499	16,609
Amounts due from related parties	17(ii)	10,887	7,899
Inventories	6	48,454	50,400
Total current assets		1,592,327	1,066,555
Property, plant and equipment		94,573	92,498
Investment in an equity investee	7	3,645	77,765
Investment in equity security		5,000	5,000
Amounts due from related parties	17(ii)	39,775	—
Other non-current assets		40,620	32,378
Total assets		1,775,940	1,274,196
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	8	43,725	42,521
Other payables, accruals and advance receipts	9	221,061	256,124
Short-term bank borrowings	10	25,603	23,372
Deferred revenue	14	46,843	50,071
Other current liabilities		5,117	4,474
Total current liabilities		342,349	376,562
Long-term bank borrowings	10	67,841	59,434
Deferred revenue, non-current portion	14	30,785	48,432
Other non-current liabilities	11	93,042	17,915
Total liabilities		534,017	502,343
Commitments and contingencies	12

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 872,111,470 and 871,601,095 shares issued at June 30, 2025 and December 31, 2024		87,211	87,160
Additional paid-in capital		1,527,662	1,517,526
Accumulated losses		(380,319)	(833,172)
Accumulated other comprehensive loss		(5,490)	(11,585)
Total Company’s shareholders’ equity		1,229,064	759,929
Non-controlling interests		12,859	11,924
Total shareholders’ equity		1,241,923	771,853
Total liabilities and shareholders’ equity		1,775,940	1,274,196

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

		Six Months Ended June 30,
	Note	2025	2024
Revenue
Goods —third parties		199,364	204,574
—related parties	17(i)	727	2,002
Services —commercialization—third parties		19,985	28,222
—research and development—related parties	17(i)	—	236
—collaboration research and development—third parties		14,201	35,740
Other collaboration revenue
—royalties—third parties		31,310	34,907
—licensing—third parties		12,090	—
Total revenue	14	277,677	305,681
Operating expenses
Cost of goods—third parties		(147,601)	(151,681)
Cost of goods—related parties		(391)	(987)
Cost of services—commercialization—third parties		(19,585)	(27,467)
Research and development expenses	15	(71,990)	(95,256)
Selling expenses		(13,873)	(27,351)
Administrative expenses		(27,751)	(30,460)
Total operating expenses		(281,191)	(333,202)
		(3,514)	(27,521)
Gain on divestment of an equity investee	16	477,456	—
Other income, net		21,650	22,765
Income/(loss) before income taxes and equity in earnings of an equity investee		495,592	(4,756)
Income tax expense	18	(63,162)	(2,886)
Equity in earnings of an equity investee, net of tax	7	23,125	33,807
Net income		455,555	26,165
Less: Net income attributable to non-controlling interests		(601)	(364)
Net income attributable to the Company		454,954	25,801
Earnings per share attributable to the Company (US$ per share)
—basic	19	0.53	0.03
—diluted	19	0.52	0.03
Number of shares used in per share calculation
—basic	19	857,038,725	856,030,704
—diluted	19	872,564,513	872,534,466

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED, IN US$’000)

	Six Months Ended June 30,
	2025	2024
Net income	455,555	26,165
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	1,318	(1,590)
Total comprehensive income	456,873	24,575
Less: Comprehensive income attributable to non-controlling interests	(931)	(145)
Total comprehensive income attributable to the Company	455,942	24,430

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED, IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Loss	Equity	Interests	Equity
As at January 1, 2024	871,256	87,126	1,522,447	(870,869)	(8,163)	730,541	12,846	743,387
Net income	—	—	—	25,801	—	25,801	364	26,165
Issuances in relation to share option exercises	103	10	218	—	—	228	—	228
Share-based compensation
Share options	—	—	1,429	—	—	1,429	3	1,432
Long-term incentive plan (“LTIP”)	—	—	19,520	—	—	19,520	(60)	19,460
	—	—	20,949	—	—	20,949	(57)	20,892
LTIP—treasury shares acquired and held by Trustee	—	—	(36,064)	—	—	(36,064)	—	(36,064)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(1,000)	(1,000)
Foreign currency translation adjustments	—	—	—	—	(1,371)	(1,371)	(219)	(1,590)
As at June 30, 2024	871,359	87,136	1,507,550	(845,068)	(9,534)	740,084	11,934	752,018

As at January 1, 2025	871,601	87,160	1,517,526	(833,172)	(11,585)	759,929	11,924	771,853
Net income	—	—	—	454,954	—	454,954	601	455,555
Issuances in relation to share option exercises	510	51	1,049	—	—	1,100	—	1,100
Share-based compensation
Share options	—	—	1,549	—	—	1,549	3	1,552
LTIP	—	—	7,811	—	—	7,811	1	7,812
	—	—	9,360	—	—	9,360	4	9,364
Divestment of an equity investee (Note 16)	—	—	(2,374)	—	5,107	2,733	—	2,733
Transfer between reserves	—	—	2,101	(2,101)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	988	988	330	1,318
As at June 30, 2025	872,111	87,211	1,527,662	(380,319)	(5,490)	1,229,064	12,859	1,241,923

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED, IN US$’000)

		Six Months Ended June 30,
	Note	2025	2024
Net cash used in operating activities	21	(72,894)	(39,832)
Investing activities
Purchases of property, plant and equipment		(9,267)	(10,108)
Proceeds from disposal of property, plant and equipment		6	—
Refund of leasehold land deposit		—	426
Deposits in short-term investments		(1,301,767)	(991,056)
Proceeds from short-term investments		730,118	995,303
Proceeds from divestment of an equity investee	16	608,503	—
Acquisition of an intangible asset	20(i)	(10,000)	—
Net cash generated from/(used in) investing activities		17,593	(5,435)
Financing activities
Proceeds from issuances of ordinary shares	13(i)	1,100	228
Purchases of treasury shares	13(ii)	—	(36,064)
Dividend paid to a non-controlling shareholder of a subsidiary	17(iii)	—	(1,000)
Proceeds from bank borrowings		8,221	8,466
Repayment of bank borrowings		—	(4,192)
Net cash generated from/(used in) financing activities		9,321	(32,562)
Net decrease in cash and cash equivalents		(45,980)	(77,829)
Effect of exchange rate changes on cash and cash equivalents		2,741	(1,807)
		(43,239)	(79,636)
Cash and cash equivalents
Cash and cash equivalents at beginning of period		153,958	283,589
Cash and cash equivalents at end of period		110,719	203,953

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group has research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell its products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “US”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market (“NASDAQ”).

Liquidity

As at June 30, 2025, the Group had accumulated losses of US$380,319,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at June 30, 2025, the Group had cash and cash equivalents of US$110,719,000, short-term investments of US$1,253,801,000 and unutilized bank borrowing facilities of US$53,969,000. Short-term investments comprised of bank deposits maturing over three months.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the interim unaudited condensed consolidated financial statements.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Recent Accounting Pronouncements

Amendments that have been issued by the Financial Accounting Standards Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s condensed consolidated financial statements.

3.  Cash and Cash Equivalents and Short-term Investments

	June 30,	December 31,
	2025	2024

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	67,300	84,480
Bank deposits maturing in three months or less	43,419	69,478
	110,719	153,958
Short-term Investments
Bank deposits maturing over three months (note)	1,253,801	682,152
	1,364,520	836,110

Note: The maturities for short-term investments ranged from 91 to 186 days for each of the six months ended June 30, 2025 and the year ended December 31, 2024.

Certain cash and bank balances denominated in Renminbi (“RMB”), US dollar (“US$”) and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	June 30,	December 31,
	2025	2024

	(in US$’000)
US$	1,337,598	795,566
RMB	25,617	37,906
Hong Kong dollar (“HK$”)	1,148	2,396
	£110	212
Others	47	30
	1,364,520	836,110

4.  Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Accounts receivable—third parties	146,607	155,155
Accounts receivable—related parties (Note 17(ii))	405	452
Allowance for credit losses	(45)	(70)
Accounts receivable, net	146,967	155,537

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Not later than 3 months	123,548	138,695
Between 3 months to 6 months	15,782	9,914
Between 6 months to 1 year	6,071	5,418
Later than 1 year	1,206	1,128
Accounts receivable—third parties	146,607	155,155

Movements on the allowance for credit losses:

	2025	2024

	(in US$’000)
As at January 1	70	171
Increase in allowance for credit losses	42	25
Decrease in allowance due to subsequent collection	(68)	(168)
Exchange difference	1	(3)
As at June 30	45	25

5.  Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Prepayments	11,556	7,924
Interest receivables	5,289	2,741
Value-added tax receivables	1,810	3,297
Deposits	1,125	1,081
Others	1,719	1,566
	21,499	16,609

No allowance for credit losses has been made for other receivables, prepayments and deposits for the six months ended June 30, 2025 and the year ended December 31, 2024.

6.  Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Raw materials	24,430	24,349
Finished goods	24,024	26,051
	48,454	50,400

7.  Investment in an Equity Investee

Investment in an equity investee consisted of the following:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) (note)	3,645	77,765

Note: SHPL is a private company with no quoted market price available for its shares.

On April 25, 2025, the group completed its transactions to divest 45% of its 50% shareholding in SHPL (Note 16).

Summarized financial information for SHPL is as follows:

(i)	Summarized balance sheets

	June 30,	December 31,
	2025	2024

	(in US$’000)
Current assets	215,248	213,707
Non-current assets	65,629	67,561
Current liabilities	(210,965)	(126,154)
Non-current liabilities	(5,890)	(3,858)
Net assets	64,022	151,256

(ii)	Summarized statements of operations

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Revenue	233,326	225,208
Gross profit	173,127	166,758
Interest income	493	338
Profit before taxation	81,754	80,213
Income tax expense (note (a))	(12,577)	(12,294)
Net income (note (b))	69,177	67,919

Notes:

(a)

The main entity within the SHPL group has been granted the High and New Technology Enterprise status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the six months ended June 30, 2025 and 2024.

(b)

Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$584,000 and US$152,000 for the six months ended June 30, 2025 and 2024 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investment in an equity investee is as follows:

	2025	2024

	(in US$’000)
Opening net assets as at January 1	151,256	91,628
Net income	69,177	67,919
Dividend declared	(157,274)	—
Deemed distribution	—	(690)
Other comprehensive income/(loss)	863	(2,573)
Closing net assets as at June 30	64,022	156,284
Group’s share of net assets	3,201	78,142
Discounting on dividend payable	212	—
Goodwill	279	2,744
Elimination of unrealized profits on downstream sales	(47)	(367)
Carrying amount of investment as at June 30	3,645	80,519

8.  Accounts Payable

	June 30,	December 31,
	2025	2024

	(in US$’000)
Accounts payable—third parties	43,078	42,521
Accounts payable—related parties (Note 17(ii))	647	—
	43,725	42,521

Substantially all accounts payable are denominated in RMB and US$ and are due within one year from the end of the reporting periods. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis for accounts payable - third parties based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Not later than 3 months	37,946	37,805
Between 3 months to 6 months	2,972	2,638
Between 6 months to 1 year	1,081	833
Later than 1 year	1,079	1,245
Accounts payable—third parties	43,078	42,521

9.  Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Accrued research and development expenses	137,621	153,978
Accrued administrative and other general expenses	22,306	14,046
Accrued salaries and benefits	20,380	29,751
Accrued capital expenditures	11,751	15,858
Accrued selling and marketing expenses	8,352	14,705
Deferred government grants	2,042	6,004
Amounts due to related parties (Note 17(ii))	2,002	2,016
Deposits	1,599	1,627
Provision for profit guarantee – current portion (Note 16)	3,105	—
Others	11,903	18,139
	221,061	256,124

10.  Bank Borrowings

Bank borrowings consisted of the following:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Current	25,603	23,372
Non-current	67,841	59,434
	93,444	82,806

The weighted average interest rate for outstanding bank borrowings for the six months ended June 30, 2025 and the year ended December 31, 2024 was 2.89% per annum and 3.02% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at June 30, 2025 and December 31, 2024 were denominated in RMB.

(i)  Short-term working capital loan facility

In October 2024, a subsidiary entered into a short-term unsecured working capital loan facility with a bank in the amount of US$41,923,000 (RMB300,000,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.82%. As at June 30, 2025 and December 31, 2024, US$22,795,000 (RMB163,119,000) and US$22,167,000 (RMB163,119,000) were drawn from the facility respectively.

(ii)  10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of US$105,490,000 (RMB754,880,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility). As at June 30, 2025 and December 31, 2024, US$70,649,000 (RMB505,556,000) and US$60,639,000 (RMB446,212,000) were utilized from the fixed asset loan facility respectively.

For the six months ended June 30, 2025, no interest was capitalized (For the year ended December 31, 2024: US$44,000).

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Not later than 1 year	25,603	23,372
Between 1 to 3 years	8,423	6,426
Between 3 to 4 years	14,038	8,033
Between 4 to 5 years	14,038	12,049
Later than 5 years	31,342	32,926
	93,444	82,806

As at June 30, 2025 and December 31, 2024, the Group had aggregate unutilized bank borrowing facilities of US$53,969,000 and US$60,549,000 respectively.

11.  Other Non-current Liabilities

Other non-current liabilities consisted of the following:

	June 30, 2025	December 31, 2024

	(in US$’000)
Provision for profit guarantee, non-current portion (Note 16)	75,980	—
Branding liability payable (Note 17 (ii))	6,650	6,475
Lease liabilities	3,109	4,089
Others	7,303	7,351
	93,042	17,915

12.  Commitments and Contingencies

The Group had the following capital commitments:

June 30,
2025
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,430

The Group does not have any other significant commitments or contingencies.

13.  Share-based Compensation

(i)   Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on April 24, 2015 (as amended on April 27, 2020) (the “HUTCHMED Share Option Scheme”). Pursuant to the HUTCHMED Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at June 30, 2025, the aggregate number of shares issuable under the HUTCHMED Share Option Scheme was 40,183,238 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 627,888,530 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

		Weighted	Weighted average
		average exercise	remaining	Aggregate
	Number of share	price in US$ per	contractual life	intrinsic value
	options	share	(years)	(in US$’000)
Outstanding at January 1, 2024	29,536,655	4.57	6.67	9,924
Granted (note (a))	2,965,328	3.69
Exercised	(344,825)	2.29
Cancelled	(892,600)	4.38
Expired	(1,624,285)	5.23
Outstanding at December 31, 2024	29,640,273	4.47	5.99	3,804
Granted (note (b))	1,493,435	3.27
Exercised	(510,375)	2.16
Cancelled	(935,775)	2.18
Expired	(1,637,050)	5.55
Outstanding at June 30, 2025	28,050,508	4.46	5.70	3,430
Vested and exercisable at December 31, 2024	21,186,120	4.92	5.13	1,387
Vested and exercisable at June 30, 2025	21,357,920	4.84	4.80	2,158

Notes:

(a)

Includes aggregate 2,765,328 share options granted to an executive director. 1,359,561 share options were granted in March 2024 and 1,405,767 share options were granted in August 2024 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year periods from 2023 to 2025 and from 2024 to 2026 respectively which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such awards are US$1.29 and US$1.24 per share respectively. Vesting of such awards will occur around March 2026 and March 2027 respectively if the performance targets are met.

(b)

This was granted to an executive director in June 2025 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year period from 2025 to 2027 which has been reflected in estimating the grant date fair value. The grant date fair value of such award is US$1.17 per share using the Monte Carlo simulation model. Vesting of such award will occur around March 2028 if the performance targets are met.

In estimating the fair value of share options granted, the following assumptions were used in the Monte Carlo simulation model for the awards that are subject to certain performance targets based on a market condition and Polynomial model for other options granted in the periods indicated:

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
Weighted average grant date fair value of share options (in US$ per share)	1.17	1.29
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	3.27	3.69
Share price at effective date of grant (in US$ per share)	3.27	3.69
Expected volatility (note (a))	56.62%	54.69%
Risk-free interest rate (note (b))	4.52%	3.86%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates reference the US Treasury yield curves.
(c)

The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the valuation models.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Cash received from share option exercises	1,100	228
Total intrinsic value of share option exercises	526	161

The Group recognizes compensation expense over the requisite service period. The following table presents share-based compensation expense included in the Group’s condensed consolidated statements of operation:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Research and development expenses	1,206	801
Selling and administrative expenses	281	597
Cost of revenue	65	34
	1,552	1,432

As at June 30, 2025, the total unrecognized compensation cost was US$4,268,000 and will be recognized over the weighted average remaining service period of 1.95 years.

(ii)   LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount excluding any cash elected payments. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, revenue and net income/(loss) after taxes. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, based on the actual achievement of performance targets, the amount previously recorded in the liability will be adjusted through share-based compensation expense. The Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance targets specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital.

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance targets
Grant date	(in US$ millions)	financial years	determination date
March 13, 2024	0.7	note (a)	note (a)
August 5, 2024	19.3	2024-2026	note (b)
August 5, 2024	0.3	note (c)	note (c)
June 9, 2025	20.0	2025-2027	note (d)

Notes:

(a)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(b)

The annual performance targets determination dates are the dates of the announcements of the Group’s annual results for the financial years ending December 31, 2024, 2025 and 2026. Vesting occurs in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026.

(c)	This award does not stipulate performance targets and is subject to a vesting schedule of 50% on the first and second anniversaries of the date of grant.
(d)

The annual performance targets determination dates are the dates of the announcements of the Group’s annual results for the financial years ending December 31, 2025, 2026 and 2027. Vesting occurs in 2028, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2027.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2024	17,612,685	66,987
Purchased	10,259,133	36,064
Vested	(11,154,360)	(42,127)
As at December 31, 2024	16,717,458	60,924
Vested	(3,907,180)	(14,603)
As at June 30, 2025	12,810,278	46,321

For the six months ended June 30, 2025 and 2024, US$2,086,000 and US$8,574,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Research and development expenses	5,491	6,398
Selling and administrative expenses	1,811	3,203
Cost of revenue	389	279
	7,691	9,880
Recorded with a corresponding credit to:
Liability	630	2,844
Additional paid-in capital	7,061	7,036
	7,691	9,880

For the six months ended June 30, 2025 and 2024, US$751,000 and US$12,424,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at June 30, 2025 and December 31, 2024, US$1,266,000 and US$1,443,000 were recorded in liabilities respectively.

As at June 30, 2025, the total unrecognized compensation cost was approximately US$14,833,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

14.  Revenue

The following table presents revenue disaggregated by contract type:

	Six Months Ended June 30, 2025
	Oncology/Immunology	Other Ventures	Total

	(in US$’000)
Invoiced Goods —Marketed Products	47,744	—	47,744
—Distribution	—	134,230	134,230
Services —Commercialization of Marketed Products	19,985	—	19,985
License & Collaborations —Services	14,201	—	14,201
—Royalties	31,310	—	31,310
—Licensing	12,090	—	12,090
—Manufacturing supply	18,117	—	18,117
	143,447	134,230	277,677

Third parties	143,447	133,503	276,950
Related parties (Note 17(i))	—	727	727
	143,447	134,230	277,677

	Six Months Ended June 30, 2024
	Oncology/Immunology	Other Ventures	Total

	(in US$’000)
Invoiced Goods —Marketed Products	64,667	—	64,667
—Distribution	—	137,044	137,044
Services —Commercialization of Marketed Products	28,222	—	28,222
—Research and Development	236	—	236
License & Collaborations —Services	35,740	—	35,740
—Royalties	34,907	—	34,907
—Manufacturing supply	4,865	—	4,865
	168,637	137,044	305,681

Third parties	168,401	135,042	303,443
Related parties (Note 17(i))	236	2,002	2,238
	168,637	137,044	305,681

The following table presents liability balances from contracts with customers:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	46,541	50,007
Current—Other Ventures segment (note (b))	302	64
	46,843	50,071
Non-current—Oncology/Immunology segment (note (a))	30,785	48,432
Total deferred revenue (note (c) and (d))	77,628	98,503

Notes:

(a)

Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b)

Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Not later than 1 year	46,843	50,071
Between 1 to 2 years	20,826	39,288
Between 2 to 3 years	5,337	4,084
Between 3 to 4 years	966	1,095
Later than 4 years	3,656	3,965
	77,628	98,503

(d)	As at January 1, 2025, deferred revenue was US$98.5 million, of which US$30.7 million was recognized during the six months ended June 30, 2025.

15.  Research and Development Expenses

Research and development expenses are summarized as follows:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Clinical trial related costs	38,019	55,728
Personnel compensation and related costs	30,063	36,858
Other research and development expenses	3,908	2,670
	71,990	95,256

Research and development expenses include expenditures for collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the six months ended June 30, 2025 and 2024, the Group has incurred research and development expenses of US$3.2 million and US$4.1 million respectively, related to such collaborative arrangements.

16. Gain on Divestment of an Equity Investee

On April 25, 2025, the Group completed the divestment of an aggregate 45% equity interest out of 50% in SHPL to third parties for cash consideration of US$608.5 million (RMB4.5 billion), including an aggregate 35% equity interest to two China-based private-equity funds (“PE Buyers”) and 10% equity interest to the parent company of the existing 50% SHPL joint venture partner. In regard to the sales and purchase agreements with the PE Buyers, they include a profit guarantee clause with contingent payments capped at US$94.6 million (RMB696 million) based on growth targets for the 3 years up to 2027. As of the date of disposal, the Group recognized a provision for profit guarantee of US$75.8 million, which was the present value of the estimated profit guarantee to the PE Buyers. As at June 30, 2025, provision for profit guarantee was US$79,085,000 of which US$3,105,000 and US$75,980,000 were included in other payables and other non-current liabilities respectively and reflects interest accretion and foreign exchange. Any subsequent changes to estimated profit guarantee and accretion of the discount on the provision will be recognized in the gain on divestment of an equity investee.

The Group has the rights to nominate one director out of seven on SHPL’s board of directors, thus the Group continues to have significant influence and accounts for its remaining 5% equity interest in SHPL using the equity method of accounting.

The gain on divestment of an equity investee was recognized in the condensed consolidated statement of operations as follows:

Six Months Ended June 30, 2025
(in US$’000)
Proceeds	608,503
Less: Provision for profit guarantee	(75,829)
Interest accretion on provision for profit guarantee	(1,110)
Carrying amount of 45% equity interest in SHPL	(48,680)
Accumulated other comprehensive income and reserves	(2,733)
Transaction costs and others	(2,695)
Gain on divestment of an equity investee	477,456
Less:Tax expenses	(61,133)
Gain on divestment of an equity investee, net of tax	416,323

17.  Significant Transactions with Related Parties and Non-controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison Holdings Limited (“CK Hutchison”)	—	4
An equity investee	727	1,998
	727	2,002
Revenue from research and development services from:
An equity investee	—	236
Purchase from:
An equity investee	1,795	1,452
Rendering of management services from:
An indirect subsidiary of CK Hutchison	519	535

(ii)	Balances with related parties included in:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Accounts receivable—related parties
An equity investee (note (a))	405	452
Amounts due from related parties
An equity investee (note (a) and (b))	50,662	7,899
Accounts payable—related parties
An equity investee (note (a))	647	—
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (c) and (e))	1,929	1,928
An equity investee (note (a) and (d))	73	88
	2,002	2,016
Other non-current liabilities
An equity investee (note (d))	109	142
An indirect subsidiary of CK Hutchison (note (e))	6,650	6,475
	6,759	6,617

Notes:

(a)

Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities, excluding non-current portion of the dividends receivable which has been discounted. No allowance for credit losses has been made for amounts due from related parties for the six months ended June 30, 2025 and the year ended December 31, 2024.

(b)	As at June 30, 2025 and December 31, 2024, dividend receivable of US$50,002,000 and US$6,795,000 was included in amounts due from related parties respectively.
(c)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.
(e)

As at June 30, 2025 and December 31, 2024, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at June 30, 2025 and December 31, 2024, US$6,650,000 and US$6,475,000 of the branding liability payable was included in other non-current liabilities respectively.

(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Sales	26,991	29,395
Purchases	355	127
Dividends declared	—	1,000
Distribution service fee	107	108

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	June 30,	December 31,
	2025	2024

	(in US$’000)
Accounts receivable	7,165	8,084
Accounts payable	98	77
Other payables, accruals and advance receipts	327	427

18.  Income Taxes

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Current tax
HK	1	1
PRC	62,982	868
US and others	26	86
Total current tax	63,009	955
Deferred income tax expense	153	1,931
Income tax expense	63,162	2,886

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s income/(loss) before income taxes and equity in earnings of an equity investee is as follows:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Income/(loss) before income taxes and equity in earnings of an equity investee	495,592	(4,756)
Tax calculated at the statutory tax rate of the Company	81,773	(785)
Tax effects of:
Different tax rates applicable in different jurisdictions	2,115	625
Tax valuation allowance	7,783	6,513
Preferential tax rate difference	(865)	(32)
Preferential tax deduction and credits	(8,348)	(8,405)
Different tax rates applicable to gain from divestment of an equity investee	(17,647)	—
Expenses not deductible for tax purposes	5,146	7,548
Utilization of previously unrecognized tax losses	(65)	(3)
Withholding tax on undistributed earnings of PRC entities	(66)	1,670
Income not subject to tax	(5,027)	(2,852)
Temporary difference	(1,762)	(1,615)
Others	125	222
Income tax expense	63,162	2,886

19.  Earnings Per Share

(i)   Basic earnings per share

Basic earnings per share is calculated by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings per share.

	Six Months Ended June 30,
	2025	2024
Weighted average number of outstanding ordinary shares in issue	857,038,725	856,030,704
Net income attributable to the Company (US$’000)	454,954	25,801
Basic earnings per share attributable to the Company (US$ per share)	0.53	0.03

(ii)  Diluted earnings per share

Diluted earnings per share is calculated by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

	Six Months Ended June 30,
	2025	2024
Weighted average number of outstanding ordinary shares in issue	857,038,725	856,030,704
Effect of share options and LTIP awards	15,525,788	16,503,762
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	872,564,513	872,534,466
Net income attributable to the Company (US$’000)	454,954	25,801
Diluted earnings per share attributable to the Company (US$ per share)	0.52	0.03

20.  Segment Reporting

The Group’s operating segments are as follows:

(i)

Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)

R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions, out-licensing of in-house developed drugs, as well as administrative activities to support research and development operations; and

(b)	Marketed Products: comprises the invoiced sales, marketing, manufacture and distribution of drugs developed from research and development activities including out-licensed marketed products.
(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment mainly on the basis of headcount or usage, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the chief operating decision maker does not evaluate the performance of segments using asset information.

The performance of the reportable segments is assessed based on segment net income attributable to the Company.

(i)Segment information:

	Six Months Ended June 30, 2025
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	44,408	99,039	143,447	134,230	—	277,677
Cost of revenue	—	(38,223)	(38,223)	(129,354)	—	(167,577)
Research and development expenses	(71,990)	—	(71,990)	—	—	(71,990)
Selling expenses	—	(11,828)	(11,828)	(2,045)	—	(13,873)
Administrative expenses	(14,599)	(1,564)	(16,163)	(2,222)	(9,366)	(27,751)
Gain on divestment of an equity investee	—	—	—	477,456	—	477,456
Interest income	509	—	509	57	19,023	19,589
Interest expense	(1,033)	—	(1,033)	(257)	(175)	(1,465)
Equity in earnings of an equity investee, net of tax	—	—	—	23,125	—	23,125
Income tax expense	(394)	(67)	(461)	(61,614)	(1,087)	(63,162)
Other segment items	(2,612)	(74)	(2,686)	928	4,683	2,925
Net (loss)/income attributable to the Company	(45,711)	47,283	1,572	440,304	13,078	454,954
Depreciation/ amortization	(5,602)	(422)	(6,024)	(51)	(43)	(6,118)
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,649	10,000	15,649	150	—	15,799

	Six Months Ended June 30, 2024
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Revenue from external customers	40,841	127,796	168,637	137,044	—	305,681
Cost of revenue	—	(48,458)	(48,458)	(131,677)	—	(180,135)
Research and development expenses	(95,256)	—	(95,256)	—	—	(95,256)
Selling expenses	—	(24,817)	(24,817)	(2,534)	—	(27,351)
Administrative expenses	(16,395)	(341)	(16,736)	(2,346)	(11,378)	(30,460)
Interest income	418	—	418	116	20,040	20,574
Interest expense	(914)	—	(914)	(362)	(200)	(1,476)
Equity in earnings of an equity investee, net of tax	—	—	—	33,807	—	33,807
Income tax expense	(579)	(530)	(1,109)	(97)	(1,680)	(2,886)
Other segment items	4,048	(455)	3,593	198	(488)	3,303
Net (loss)/income attributable to the Company	(67,837)	53,195	(14,642)	34,149	6,294	25,801
Depreciation/ amortization	(6,076)	—	(6,076)	(130)	(46)	(6,252)
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,763	—	3,763	1,929	1,234	6,926

	June 30, 2025
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Total assets	209,654	104,056	313,710	156,150	1,306,080	1,775,940
Property, plant and equipment	94,080	—	94,080	415	78	94,573
Right-of-use assets	1,730	—	1,730	1,317	832	3,879
Leasehold land	10,883	—	10,883	—	—	10,883
Intangible asset (note)	—	9,647	9,647	—	—	9,647
Goodwill	—	—	—	3,064	—	3,064
Investment in an equity investee	—	—	—	3,645	—	3,645
Investment in equity security	5,000	—	5,000	—	—	5,000

Note: During the six months ended June 30, 2025, Tazemetostat was granted approval by the National Medical Products Administration of China for the treatment of adult patients with relapsed or refractory follicular lymphoma with EZH2 mutation, triggering a US$10 million milestone payment, and a corresponding intangible asset was recognized.

	December 31, 2024
	Oncology/Immunology
		Marketed		Other
	R&D	Products	Subtotal	Ventures	Unallocated	Total

	(in US$’000)
Total assets	225,661	88,502	314,163	194,604	765,429	1,274,196
Property, plant and equipment	91,929	—	91,929	448	121	92,498
Right-of-use assets	1,845	—	1,845	1,615	1,037	4,497
Leasehold land	10,706	—	10,706	—	—	10,706
Goodwill	—	—	—	2,990	—	2,990
Investment in an equity investee	—	—	—	77,765	—	77,765
Investment in equity security	5,000	—	5,000	—	—	5,000

Unallocated expenses mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

(ii)Geographic information:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Revenue from external customers:
PRC	205,120	229,069
US and Others	72,557	76,612
	277,677	305,681

	June 30, 2025			December 31, 2024
	PRC	US and Others	Total	PRC	US and Others	Total

	(in US$’000)
Total assets	1,716,982	58,958	1,775,940	1,212,722	61,474	1,274,196
Property, plant and equipment	94,030	543	94,573	91,849	649	92,498
Right-of-use assets	3,252	627	3,879	4,086	411	4,497
Leasehold land	10,883	—	10,883	10,706	—	10,706
Intangible asset	9,647	—	9,647	—	—	—
Goodwill	3,064	—	3,064	2,990	—	2,990
Investment in an equity investee	3,645	—	3,645	77,765	—	77,765
Investment in equity security	5,000	—	5,000	5,000	—	5,000

(iii)Other information:

A summary of customers which accounted for over 10% of the Group’s revenue for the six months ended June 30, 2025 and 2024 is as follows:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Customer A	72,557	76,612
Customer B	32,513	45,396

Customer A and B are included in Oncology/Immunology.

21.  Note to Condensed Consolidated Statements of Cash Flows

Reconciliation of net income for the period to net cash used in operating activities:

	Six Months Ended June 30,
	2025	2024

	(in US$’000)
Net income	455,555	26,165
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	6,118	6,252
Share-based compensation expense—share options	1,552	1,432
Share-based compensation expense—LTIP	7,691	9,880
Equity in earnings of an equity investee, net of tax	(23,125)	(33,807)
Gain from divestment of an equity investee	(477,456)	—
Dividends received from an equity investee	6,987	—
Other adjustments	2,606	709
Changes in operating assets and liabilities
Accounts receivable	8,596	(39,879)
Other receivables, prepayments and deposits	(4,943)	(393)
Amounts due from related parties	204	228
Inventories	2,095	3,636
Accounts payable	1,204	7,071
Other payables, accruals and advance receipts	(37,433)	(4,410)
Deferred revenue	(22,718)	(16,363)
Others	173	(353)
Total changes in operating assets and liabilities	(52,822)	(50,463)
Net cash used in operating activities	(72,894)	(39,832)

22.  Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of US$35.4 million (RMB253.2 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million (updated to RMB325.0 million on June 27, 2025) to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal and judgment is awaited. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these condensed consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at June 30, 2025. Such Seroquel-related balances include accounts receivable, accounts payable and other payables of US$1.1 million, US$0.9 million and US$1.1 million respectively.

23.  Subsequent Events

The Group evaluated subsequent events through August 7, 2025, which is the date when the interim unaudited condensed consolidated financial statements were issued.

On July 25, 2025, Inmagene Biopharmaceuticals (“Inmagene”) announced it had completed a merger with Ikena Oncology, Inc. and the merged company is listed on the NASDAQ as ImageneBio, Inc. (“ImageneBio”).  ImageneBio will be primarily focused on the development of IMG-007, a monoclonal antibody targeting OX-40 licensed from the Group. Inmagene’s remaining assets including IMG-004, a non-covalent, reversable small molecule inhibitor targeting Bruton Tyrosine Kinase licensed from the Group, were spun out to Miragene Inc. (“Miragene”), a new private company.  As a result of the merger, the Group’s investment in equity security (140,636,592 Inmagene ordinary shares) was exchanged for 429,082 shares in ImageneBio and 7,960,562 shares in Miragene. The Group will have a director on both ImageneBio’s and Miragene’s board of directors.